SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN THE GENERAL MEETING

192nd Extraordinary General Meeting

December 02, 2015

TABLE OF CONTENTS

1. Message from the Executive Secretary of the Board of Directors		3

2. Guidance for Participation in the General Meeting		4
Attending Shareholder		4
Shareholder Represented by Proxy		4
Holders of ADRs		4

3. Call Notice		5

4. Information on the matter to be analyzed and discussed at the 192nd Extraordinary General Meeting		6
4.1 Extension of the Power Distribution Concession for Copel Distribuição S.A.		6
Annex (Anexo - only in Portuguese)
I.	Addendum to the Concession Agreement no. 046/1999;
II.	Law no. 12.783, of January 11, 2013;
III.	Decree no. 8.461, of June 03, 2015; and
IV.	Decision of the Ministry of Mines and Energy - MME (to be submitted once released by the MME).

1. Message from the Executive Secretary of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 192nd Extraordinary General Meeting (EGM) was called for December 02, 2015, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matter to be presented in the EGM for resolution of shareholders is described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

Your participation is very important, considering that issues relevant to the Company are dealt with in the meetings.

Sincerely,

Luiz Fernando Leone Vianna

Executive Secretary of the

Board of Directors

2. Guidance for Participation in the General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

• Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

• Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the General Meeting.

The documents required are the following:

• Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

• Bylaws or Article of Incorporation and instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

• Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Obs:   the documents mentioned in the second item above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3rd floor, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

3. Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on December 02, 2015, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

1. Extension of the Power Distribution Concession for Copel Distribuição S.A.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Extraordinary Shareholders’ Meeting shall be filed at the Company’s head office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, November 3, 2015

Luiz Fernando Leone Vianna
Executive Secretary of the Board of Directors

Publication
This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, as of November 03, 2015, editions being also available on the Company’s website (www.copel.com).

4. Information on the matter to be examined and discussed at the 192nd Extraordinary Shareholders’ Meeting (ESM)

Below, the Company’s Management presents some clarifications related to the item for resolution at the ESM for the exercise of a conscious vote:

4.1 Extension of the Power Distribution Concession for Copel Distribuição S.A.

Clarifications

The Ministry of Mines and Energy and the Ministry of Finance, in the use of attributes granted to them by article 87, sole paragraph, items II and IV, of the Constitution, taking into consideration the dispositions of Provisional Measure no. 579, of September 11, 2012, converted into Law no. 12.783, of January 11, 2013, which provides on power generation, transmission and distribution concessions, on reduction of sector charges and on price reasonableness; alters Laws no.s 10.438, of April 26, 2002, 12.111, of December 9, 2009, 9.648, of May 27, 1998, 9.427, of December 26, 1996, and 10.848, of March 15, 2004; revokes disposition of Law no. 8.631, of March 4, 1993; and sets other provisions, are preparing the release of the Addendum to the Power Distribution Concession Agreement no. 046/1999.

In light of the above, regarding the sole item of the agenda of this Extraordinary General Meeting - Extension of the Power Distribution Concession for Copel Distribuição S.A. comprised by Law no. 12.783/2012, of January 11, 2013 and Decree no. 8.461, of June 03, 2015 - Companhia Paranaense de Energia - Copel presents for consideration of its Shareholders the extension of the Public Services Concession Agreement of Power Distribution no. 046/1999 between the Federal Government and Copel Distribuição S.A.

Annex:	I.	Addendum to the Concession Agreement no. 046/1999;
	II.	Law no. 12.783, of January 11, 2013;
	III.	Decree no. 8.461, of June 03, 2015; and
	IV.	Decision of the Ministry of Mines and Energy - MME (to be submitted once released by the MME).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

ANNEX I

XXXXXXXX TERMO ADITIVO

AO CONTRATO DE CONCESSÃO

DE SERVIÇO PÚBLICO DE DISTRIBUIÇÃO

DE ENERGIA ELÉTRICA No XXXX/XXXX-ANEEL

[NOME DA DISTRIBUIDORA]

ÍNDICE

CLÁUSULA PRIMEIRA – OBJETO	2
CLÁUSULA SEGUNDA – CONDIÇÕES DE PRESTAÇÃO DO SERVIÇO PÚBLICO	3
CLÁUSULA TERCEIRA – OBRIGAÇÕES E ENCARGOS DA DISTRIBUIDORA	4
CLÁUSULA QUARTA – PRERROGATIVAS DA DISTRIBUIDORA	5
CLÁUSULA QUINTA – EXPANSÃO E AMPLIAÇÃO DOS SISTEMAS ELÉTRICOS	6
CLÁUSULA SEXTA – TARIFAS APLICÁVEIS NA PRESTAÇÃO DO SERVIÇO	7
CLÁUSULA SÉTIMA – SUSTENTABILIDADE ECONÔMICA E FINANCEIRA	12
CLÁUSULA OITAVA – GOVERNANÇA CORPORATIVA E TRANSPARÊNCIA	14
CLÁUSULA NONA – FISCALIZAÇÃO DO SERVIÇO	15
CLÁUSULA DÉCIMA – PENALIDADES	16
CLÁUSULA DÉCIMA PRIMEIRA – INTERVENÇÃO NA CONCESSÃO	17
CLÁUSULA DÉCIMA SEGUNDA – EXTINÇÃO DA CONCESSÃO E REVERSÃO DOS BENS E INSTALAÇÕES VINCULADOS	17
CLÁUSULA DÉCIMA TERCEIRA – COMPROMISSOS DO(S) SÓCIO(S) CONTROLADOR(ES) SOCIETÁRIO(S)	20
CLÁUSULA DÉCIMA QUARTA – MODO AMIGÁVEL DE SOLUÇÃO DE DIVERGÊNCIAS E FORO DO CONTRATO	21
CLÁUSULA DÉCIMA QUINTA – DELEGAÇÃO DE COMPETÊNCIA	21
CLÁUSULA DÉCIMA SEXTA – DAS DEMAIS DISPOSIÇÕES	21
CLÁUSULA DÉCIMA SÉTIMA – PUBLICAÇÃO E REGISTRO DO TERMO ADITIVO	22
CLÁUSULA DÉCIMA OITAVA – DAS CONDIÇÕES DE PRORROGAÇÃO	22

Processo nº xxxxx.xxxxxx/xxxx-xx

XXXXXXXXXX TERMO ADITIVO AO CONTRATO DE CONCESSÃO Nº XXX/XXX-(MME DNAEE ANEEL) PARA DISTRIBUIÇÃO DE ENERGIA ELÉTRICA QUE CELEBRAM A UNIÃO E A DISTRIBUIDORA XXXXXXXXX.

A UNIÃO, doravante designada apenas PODER CONCEDENTE, no uso da competência que lhe confere o artigo 21, inciso XII, alínea “b”, da Constituição Federal, nos termos do art. 3°- A da Lei no 9.427, de 26 de dezembro de 1996, por intermédio do Ministério de Minas e Energia – MME, doravante designado apenas MME, inscrito no CNPJ sob o nº 37.115.383/0001-53, com sede à Esplanada dos Ministérios, Bloco U, CEP 70.065-900, Brasília, Distrito Federal, representado pelo Ministro de Estado de Minas e Energia CARLOS EDUARDO DE SOUZA BRAGA e COMPANHIA XXXXXXXXXXX DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA, com sede em [cidade], no [Estado], na [endereço], inscrita no CNPJ/MF sob o nº [CNPJ], na condição de Concessionária de Distribuição de Energia Elétrica, doravante designada DISTRIBUIDORA, neste ato representada na forma de seu ato constitutivo por seu Diretor-Presidente, [NOME], inscrito no CPF sob o nº [NRO CPF], e por seu Diretor [NOME], inscrito no CPF sob o nº [NRO CPF], com interveniência e anuência da XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX, [TIPO DE SOCIEDADE], com sede em [CIDADE], no [ESTADO], na [ENDEREÇO], inscrita no CNPJ/MF sob o nº [CNPJ], na forma de seu ato constitutivo representada por seu Diretor-Presidente, [NOME], inscrito no CPF sob o nº [NRO CPF], e por seu Diretor [NOME], inscrito no CPF sob o nº [NRO CPF], neste instrumento designada como SÓCIO CONTROLADOR, considerando os termos da Lei nº 12.783, de 11 de janeiro de 2013, do Decreto nº 7.805, de 14 de setembro de 2012, do Decreto nº 8.461, de 02 de junho de 2015 e da Portaria nº<XXX>, de <XX de XXXXXXXX de XXXX>, do Ministério de Minas de Energia, têm entre si ajustado o presente XXXXXXX TERMO ADITIVO ao CONTRATO DE CONCESSÃO no XXX/XXXX-[ANEEL/DNAEE], de acordo com as cláusulas seguintes:

CLÁUSULA PRIMEIRA – OBJETO

Constitui objeto deste TERMO ADITIVO formalizar a prorrogação do CONTRATO DE CONCESSÃO DO SERVIÇO PÚBLICO DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA no XXX/XXXX-(ANEEL – DNAEE) até 7 de julho de 2045, de acordo com a Portaria do Ministério de Minas e Energia no xxxx/MME, de XX de XXXXX de XXXX, com fulcro na Lei nº 12.783, de 11 de janeiro de 2013, no Decreto nº 7.805, de 14 de setembro de 2012 e no Decreto nº 8.461, de 02 de junho de 2015.

Parágrafo Único – O Contrato XXX/XXXX regula a exploração do serviço público de distribuição de energia elétrica no âmbito da concessão de que é titular a DISTRIBUIDORA, nas áreas dos Municípios e discriminados no Anexo I deste Termo Aditivo.

Subcláusula Primeira – A exploração do serviço público de distribuição de energia elétrica constitui concessão individualizada para a área constante do Anexo I deste Termo Aditivo, para todos os efeitos normativos e contratuais, em especial para fins de eventual intervenção, declaração de caducidade, encampação ou outras formas de extinção.

Subcláusula Segunda – As instalações de transmissão de âmbito próprio da distribuição poderão ser consideradas integrantes da concessão de distribuição conforme regulação da ANEEL.

Subcláusula Terceira – Respeitados os contratos vigentes, a concessão do serviço público de distribuição de energia elétrica regulada neste Contrato não confere à DISTRIBUIDORA direito de exclusividade relativamente aos consumidores de energia elétrica que, por força de Lei, possam adquirir energia elétrica de outro fornecedor.

Subcláusula Quarta – A concessão do serviço público de distribuição de energia elétrica regulada neste Contrato não confere exclusividade de atendimento nas áreas onde a ANEEL constatar a atuação de fato de cooperativas de eletrificação rural.

Subcláusula Quinta – A DISTRIBUIDORA aceita que a exploração do serviço público de distribuição de energia elétrica, de que é titular, seja realizada como função de utilidade pública prioritária, comprometendo-se a somente exercer outras atividades empresariais, as quais deverão favorecer a modicidade tarifária, nos termos e condições previstas na legislação e na regulação da ANEEL.

Subcláusula Sexta – Quaisquer normas, instruções, regulação ou determinações de caráter geral aplicáveis às prestadoras de serviço público de distribuição de energia elétrica, quando expedidas pelo PODER

CONCEDENTE ou pela ANEEL, aplicar-se-ão automaticamente ao objeto da concessão ora contratada, a elas submetendo-se a DISTRIBUIDORA como condições implícitas e integrantes deste Contrato, observado o disposto na Subcláusula Décima Sétima da Cláusula Sexta.

Subcláusula Sétima – A DISTRIBUIDORA deverá ceder ou incorporar, conforme determinação do PODER CONCEDENTE ou da ANEEL, ativos provenientes de outras concessões ou de agentes do setor elétrico.

CLÁUSULA SEGUNDA – CONDIÇÕES DE PRESTAÇÃO DO SERVIÇO PÚBLICO

Na prestação do serviço público de distribuição de energia elétrica referido neste Contrato, a DISTRIBUIDORA se compromete com a prestação do serviço adequado, tendo ampla liberdade na direção de seus negócios, investimentos, pessoal, material e tecnologia, observadas as prescrições deste Contrato e das normas legais e regulamentares, assim como as instruções e determinações do PODER CONCEDENTE e da ANEEL.

Subcláusula Primeira – A DISTRIBUIDORA obriga-se a adotar tecnologia adequada e a empregar métodos operativos, materiais, equipamentos e instalações que, atendidas as normas técnicas brasileiras, garantam a prestação do serviço adequado de distribuição de energia elétrica, inclusive a segurança das pessoas e das instalações, na forma prevista nas normas setoriais.

Subcláusula Segunda – A prestação do serviço adequado pressupõe a adoção das melhores práticas setoriais e das normas aplicáveis, notadamente quanto à operação, manutenção, planejamento do sistema elétrico e modernização das instalações.

Subcláusula Terceira – A DISTRIBUIDORA atenderá aos pedidos dos interessados para a utilização do serviço concedido, nas condições estabelecidas nos contratos e na regulação da ANEEL, assegurando o tratamento não discriminatório a todos os usuários.

Subcláusula Quarta – A suspensão do serviço de distribuição de energia elétrica dar-se-á por razões de ordem técnica ou de segurança e por inadimplemento do usuário, considerado o interesse da coletividade, conforme regulação da ANEEL.

Subcláusula Quinta – Na exploração do serviço público de distribuição de energia elétrica objeto deste Contrato, a DISTRIBUIDORA deverá observar o tratamento isonômico, inclusive tarifário, dos seus usuários, conforme regulação da ANEEL.

Subcláusula Sexta – A DISTRIBUIDORA se compromete a respeitar os padrões de qualidade estabelecidos pela ANEEL.

Subcláusula Sétima – O descumprimento de padrões de qualidade estabelecidos pela ANEEL poderá obrigar a DISTRIBUIDORA a compensar os usuários pela má qualidade da prestação do serviço de distribuição, conforme regulação da ANEEL, sem prejuízo da aplicação das penalidades previstas.

Subcláusula Oitava – O descumprimento de limites anuais globais de indicadores de continuidade coletivos por dois anos consecutivos ou por três vezes em cinco anos poderá, conforme regulação da ANEEL, implicar a limitação de distribuição de dividendos ou pagamento de juros sobre o capital próprio, até que os parâmetros regulatórios sejam restaurados, observado o Inciso I da Subcláusula Primeira da Cláusula Sétima.

Parágrafo único – Nos últimos 5 anos do contrato, visando assegurar a adequada prestação do serviço pela DISTRIBUIDORA, o disposto nesta Subcláusula se aplicará no caso de qualquer descumprimento de limites anuais globais de indicadores de continuidade coletivos.

Subcláusula Nona – A DISTRIBUIDORA se compromete a elaborar e manter o plano de manutenção das instalações de distribuição atualizado, estabelecendo as periodicidades e atividades de manutenção que atendam às especificações técnicas dos equipamentos e à adequada prestação serviço, de forma a apresentar à ANEEL quando solicitado.

Subcláusula Décima – A DISTRIBUIDORA obriga-se a cumprir as metas de universalização do serviço de distribuição de energia elétrica, conforme regulação da ANEEL.

Subcláusula Décima Primeira – Cumpre à DISTRIBUIDORA observar o disposto na legislação consumerista, no que couber à prestação do serviço público de distribuição de energia elétrica.

CLÁUSULA TERCEIRA – OBRIGAÇÕES E ENCARGOS DA DISTRIBUIDORA

Além de outras decorrentes das normas legais e regulamentares vigentes e de outras disposições deste Contrato, constituem obrigações da DISTRIBUIDORA:

I.	operar e manter as instalações de modo a assegurar a continuidade e a eficiência do serviço regulado, a segurança das pessoas e a conservação dos bens e instalações;
II.	organizar e manter controle patrimonial dos bens e instalações vinculados à concessão, zelando por sua integridade e providenciando que aqueles que, por razões de ordem técnica, sejam essenciais à garantia e confiabilidade do sistema elétrico, estejam sempre adequadamente garantidos por seguro;
III.	prestar contas à ANEEL da gestão do serviço público de distribuição de energia elétrica concedido, na periodicidade e forma previstas nas normas setoriais;
IV.	observar a legislação de proteção ambiental, respondendo pelas consequências de seu eventual descumprimento;
V.	assegurar aos interessados, na forma da lei e regulamentação o livre acesso às suas redes, consoante as condições gerais de acesso e as tarifas estabelecidas pela ANEEL;
VI.	participar, quando for o caso, da Câmara de Comercialização de Energia Elétrica – CCEE e do Operador Nacional do Sistema Elétrico – ONS, nas condições previstas pelo Estatuto do ONS e pela Convenção de Comercialização de Energia Elétrica, submetendo-se às regras e procedimentos emanados destas entidades;
VII.	manter seu acervo documental auditável, em conformidade com as normas vigentes;
VIII.	instalar, por sua conta, os equipamentos de monitoramento e controle de tensão necessários para assegurar a qualidade do serviço, inclusive aqueles solicitados pelo Operador Nacional do Sistema Elétrico;
IX.	adotar as soluções decorrentes do planejamento da operação do Sistema Interligado Nacional – SIN, especialmente aquelas relacionadas aos Sistemas Especiais de Proteção – SEP;
X.	realizar, em conjunto com as transmissoras, os estudos e os ajustes necessários ao funcionamento adequado dos sistemas de proteção nas fronteiras com a Rede Básica do SIN;

XI.	compartilhar infraestrutura com outros prestadores de serviço público, observando as condições de segurança, o tratamento isonômico e buscando a redução de custos.
XII.	prestar contas aos usuários, periodicamente, da gestão do serviço público de distribuição de energia elétrica concedido, nos termos estabelecidos pela regulação da ANEEL.
XIII.	submeter à anuência prévia da ANEEL, na forma e condições previstas nas normas setoriais:

a) a alienação, cessão, concessão, transferência, dação em garantia ou desvinculação de ativos vinculados ao serviço público outorgado; e

b) a transferência de concessão ou do controle societário.

XIV. comprometer-se com a redução de perdas elétricas, conforme regulação da ANEEL, sujeitando-se, inclusive, a sanções pelo seu descumprimento;

Subcláusula Primeira – Compete à DISTRIBUIDORA captar, aplicar e gerir os recursos financeiros necessários à adequada prestação do serviço público de distribuição de energia elétrica regulado neste Contrato.

Subcláusula Segunda – A DISTRIBUIDORA fica obrigada a aplicar, conforme estabelecido pelas normas vigentes, parte de sua receita operacional líquida, em pesquisa e desenvolvimento do setor elétrico e em programas de eficiência energética no uso final.

Subcláusula Terceira – Na contratação de serviços e na aquisição de materiais e equipamentos vinculados ao serviço objeto deste Contrato, a DISTRIBUIDORA deverá considerar ofertas de fornecedores nacionais atuantes no respectivo segmento e, nos casos em que haja equivalência entre as ofertas, em termos de preço, prazo de entrega e atendimento às especificações técnicas, obriga-se a assegurar preferência a empresas constituídas sob as leis brasileiras e com sede e administração no País.

Subcláusula Quarta – Na execução do serviço concedido, a DISTRIBUIDORA responderá por todos os prejuízos causados ao PODER CONCEDENTE, aos usuários de seus serviços ou a terceiros, sem que a fiscalização exercida pelo órgão competente exclua ou atenue essa responsabilidade.

CLÁUSULA QUARTA – PRERROGATIVAS DA DISTRIBUIDORA

Além de outros direitos decorrentes das normas legais e regulamentares vigentes e de outras disposições deste Contrato, constituem prerrogativas da DISTRIBUIDORA, inerentes à concessão:

I.	utilizar, por prazo indeterminado, os terrenos de domínio público, estabelecendo sobre eles estradas, vias ou caminhos de acesso e as servidões que se tornarem necessárias à exploração do serviço, com sujeição às normas setoriais;
II.	promover desapropriação e instituir servidões administrativas sobre bens declarados de utilidade pública, necessários à execução de serviços ou de obras vinculadas ao serviço, arcando com o pagamento das indenizações correspondentes, quando cabíveis, bem assim com o ônus de sua adequada manutenção;

III.	construir estradas e implantar sistemas de telecomunicações, sem prejuízo de terceiros, para uso exclusivo na exploração do serviço, respeitadas as normas setoriais; e
IV.	estabelecer linhas e redes de energia elétrica, bem como outros equipamentos e instalações vinculados ao serviço público de distribuição de energia elétrica, para atendimento de usuários em sua área de concessão.

Subcláusula Primeira – As prerrogativas decorrentes da prestação do serviço objeto deste Contrato não conferem à DISTRIBUIDORA imunidade ou isenção tributárias, ressalvadas as situações expressamente indicadas em Lei.

Subcláusula Segunda – As prerrogativas, em razão deste Contrato, conferidas à DISTRIBUIDORA não afetarão os direitos de terceiros e dos usuários do serviço público de distribuição de energia elétrica, que ficam expressamente ressalvados.

Subcláusula Terceira – A DISTRIBUIDORA poderá contratar com terceiros o desenvolvimento de atividades inerentes ou acessórias ao serviço concedido, assim como a implementação de projetos associados, observando-se que:

I.	tais contratos reger-se-ão pelo direito privado, ressalvadas, quando pertinentes, as disposições legais atinentes à contratação pela Administração Pública;
II.	tais contratos não estabelecem qualquer relação jurídica entre os terceiros contratados pela DISTRIBUIDORA e o PODER CONCEDENTE ou a ANEEL; e
III.	a execução das atividades contratadas com terceiros não exclui e, portanto, pressupõe o cumprimento das normas que regem a prestação do serviço concedido.

Subcláusula Quarta – Do disposto no art. 1º, do Decreto n° 4.932, de 23 de dezembro de 2003, com base na alínea "e" do art. 151, do Decreto n° 24.643, de 10 de julho de 1934, no art. 28 da Lei n° 9.427, de 26 de dezembro de 1996, no inciso XXXIV, art. 40, Anexo I, do Decreto n° 2.335, de 6 de outubro de 1997, fica a DISTRIBUIDORA autorizada a realizar estudos geológicos e topográficos, necessários a elaboração do projeto das instalações de distribuição

Subcláusula Quinta – A autorização referida na Subcláusula anterior confere à DISTRIBUIDORA, com fundamento na Lei n° 6.712, de 5 de novembro de 1979, competência e direito para a realização dos levantamentos de campo junto às propriedades particulares situadas na rota das linhas de distribuição.

Subcláusula Sexta – A autorização referida nas duas Subcláusulas anteriores não exime a DISTRIBUIDORA de reparar, imediatamente, os eventuais danos causados às propriedades localizadas na rota das linhas de distribuição em decorrência dos estudos autorizados.

CLÁUSULA QUINTA – EXPANSÃO E AMPLIAÇÃO DOS SISTEMAS ELÉTRICOS

A DISTRIBUIDORA obriga-se a prover o atendimento das demandas do serviço concedido, incluindo a implantação de novas instalações, ampliação e modificação das existentes, assim como garantir o atendimento de seu mercado de energia presente e futuro.

Subcláusula Primeira – As novas instalações, as ampliações e as modificações das instalações existentes, inclusive as de transmissão de âmbito próprio da distribuição, deverão obedecer aos procedimentos legais específicos e às normas do PODER CONCEDENTE e da ANEEL e incorporar-se-ão à concessão, regulando-se pelas disposições deste Contrato e pelas normas legais e regulamentares da prestação de serviço público de distribuição de energia elétrica.

Subcláusula Segunda – Compete à DISTRIBUIDORA planejar a expansão e a ampliação do sistema de distribuição, observando o critério de menor custo global para o sistema elétrico e considerando as possibilidades de integração com outros sistemas de distribuição e de transmissão.

Subcláusula Terceira – Compete à DISTRIBUIDORA efetuar, consoante o planejamento do setor elétrico, os suprimentos de energia elétrica a outras distribuidoras e as interligações que forem necessárias.

Subcláusula Quarta – Compete à DISTRIBUIDORA subsidiar e participar do planejamento do setor elétrico e da elaboração dos planos e estudos de expansão do Sistema Elétrico Nacional, implementando as obras de sua responsabilidade e fazendo cumprir, em sua área de concessão, as determinações técnicas e administrativas deles decorrentes.

CLÁUSULA SEXTA – TARIFAS APLICÁVEIS NA PRESTAÇÃO DO SERVIÇO

Pela prestação do serviço público de distribuição de energia elétrica que lhe é concedido por este Contrato, a DISTRIBUIDORA cobrará as tarifas homologadas pela ANEEL.

Subcláusula Primeira – A DISTRIBUIDORA reconhece que as tarifas vigentes na data da assinatura deste Termo Aditivo, em conjunto com as regras de Reposicionamento Tarifário são suficientes à adequada prestação do serviço e à manutenção do equilíbrio econômico-financeiro deste Contrato.

Subcláusula Segunda – O Reposicionamento Tarifário consiste na decomposição da “Receita Requerida” em tarifas a serem cobradas dos usuários, e compreende os seguintes mecanismos previstos nesta cláusula: reajuste tarifário, revisão tarifária ordinária e revisão tarifária extraordinária.

Subcláusula Terceira – Para fins de Reposicionamento Tarifário, a Receita Requerida não incluirá os tributos incidentes sobre as tarifas PIS/PASEP (Programa de Integração Social – Programa de Formação do Patrimônio do Servidor Público), COFINS (Contribuição para o Financiamento da Seguridade Social) e ICMS (Imposto sobre Operações relativas à Circulação de Mercadorias), e será composta por duas parcelas:

Parcela A: parcela da receita correspondente aos seguintes itens: i. Encargos Setoriais; ii. Energia Elétrica Comprada; iii. Custos de Conexão e de Uso das Instalações de Transmissão e/ou Distribuição de Energia Elétrica”; e iv. Receitas Irrecuperáveis.

Parcela B: parcela da receita associada a custos operacionais e de capital eficientes, inclusive despesas de depreciação, do segmento de distribuição de energia elétrica.

Onde:

Parcela A – Encargos Setoriais: parcela da receita da DISTRIBUIDORA destinada ao cumprimento das obrigações associadas à Taxa de Fiscalização de Serviços de Energia Elétrica - TFSEE; à Compensação Financeira pela Utilização de Recursos Hídricos - CFURH para fins de geração de energia elétrica, quando aplicável; ao Encargo de Serviços do Sistema - ESS; à Conta de Desenvolvimento Energético – CDE; à Pesquisa e Desenvolvimento – P&D; ao Programa de Eficiência Energética – PEE; ao Encargo de Energia de Reserva – EER e a demais políticas públicas para o setor elétrico definidas na legislação superveniente; Parcela A – Energia Elétrica Comprada: parcela da receita da DISTRIBUIDORA associada à compra de energia elétrica, inclusive proveniente de empreendimentos próprios de geração, para o atendimento a seus consumidores e outras concessionárias e permissionárias de distribuição, considerando o nível regulatório de perdas de energia elétrica do sistema de distribuição e de transmissão, observado o disposto na Subcláusula Sétima desta Cláusula;

Parcela A – Custos de Conexão e de Uso das Instalações de Transmissão e/ou Distribuição de Energia Elétrica: parcela da receita da DISTRIBUIDORA associada à contratação eficiente de montantes de uso dos sistemas de transmissão e de distribuição e de pontos de conexão ou contratações de terceiros cuja responsabilidade pelo pagamento seja da DISTRIBUIDORA; e Parcela A – Receitas Irrecuperáveis: parcela da receita da DISTRIBUIDORA associada à parte residual, de improvável recuperação, da inadimplência dos usuários de sua rede, calculada pelo produto entre a receita bruta e os percentuais regulatórios de receitas irrecuperáveis, observado o disposto na Subcláusula Oitava desta Cláusula.

Subcláusula Quarta – O reajuste tarifário ocorrerá de modo ordinário com periodicidade anual, a partir de XX/XX/20XX, exceto nos anos em que ocorra revisão tarifária ordinária, conforme calendário definido na Subcláusula Décima Terceira desta Cláusula.

Subcláusula Quinta – No primeiro reposicionamento tarifário posterior à assinatura do contrato serão aplicadas as regras de reajuste tarifário e revisão tarifária previstas no Contrato de Concessão anterior da DISTRIBUIDORA.

Subcláusula Sexta – Nos reajustes tarifários anuais a Receita Requerida será calculada pela seguinte equação:

RR= VPA+ VPB

Onde:

RR: Receita Requerida;

VPA: Valor da Parcela A considerando as condições vigentes na data do reajuste em processamento e o Mercado de Referência, podendo contemplar ajustes e previsões, conforme regulação da ANEEL e legislação setorial;

VPB: Valor resultante da aplicação da tarifa correspondente aos itens que compõem a Parcela B, vigente na Data de Referência Anterior, ao Mercado de Referência, atualizado pela diferença entre o Índice de Variação da Inflação (IVI) e o Fator X; IVI: número índice obtido pela divisão dos índices do IPCA, do IBGE, ou do índice que vier a sucedê-lo, do mês anterior à data do reajuste em processamento e o índice considerado no último reposicionamento tarifário; Fator X: valor estabelecido pela ANEEL, de acordo com a Subcláusula Décima Quinta desta Cláusula; Data de Referência Anterior: Data do último reposicionamento tarifário; Mercado de Referência: composto pelos montantes de energia elétrica e de demanda de potência faturados no Período de Referência; e Período de Referência: 12 (doze) meses anteriores ao mês do reajuste tarifário anual ou revisão tarifária periódica em processamento, quando for o caso.

Subcláusula Sétima – A forma de cálculo dos níveis regulatórios ou os níveis regulatórios das perdas de energia elétrica do sistema de distribuição serão estabelecidos nas revisões tarifárias ordinárias a partir de análise de eficiência, que deverá levar em consideração, quando cabível, o desempenho das concessionárias de distribuição de energia elétrica comparáveis e as características da área de concessão da DISTRIBUIDORA. Os níveis regulatórios de perdas de energia elétrica na Rede Básica serão definidos a cada reposicionamento tarifário a partir dos níveis observados nos últimos doze meses com informações disponíveis.

Parágrafo Único – A regulação da ANEEL definirá o tratamento regulatório das perdas de energia elétrica das Demais Instalações de Transmissão (DIT).

Subcláusula Oitava – Os níveis regulatórios de receitas irrecuperáveis serão definidos nas revisões tarifárias ordinárias a partir de análise de eficiência, que levará em consideração o desempenho das concessionárias de distribuição de energia elétrica comparáveis e as características da área de concessão da DISTRIBUIDORA.

Subcláusula Nona – A Receita Requerida mencionada na Subcláusula Sexta desta Cláusula e na Subcláusula Décima Primeira desta Cláusula não considerará eventuais descontos tarifários e outras fontes de receita, tais como recursos da Conta de Desenvolvimento Econômico (CDE), Outras Receitas e receitas com Ultrapassagem de Demanda e Excedente de Reativo, sendo que:

I – Ultrapassagem de Demanda: montantes de demanda de potência ativa ou de uso do sistema de distribuição medidos que excederem os valores contratados, conforme regulação da ANEEL;

II – Excedente de Reativo: montantes de energia elétrica reativa e demanda de potência reativa que excederem o limite permitido, conforme regulação da ANEEL; e

III – Outras Receitas: parcela das receitas auferidas pela DISTRIBUIDORA no exercício de outras atividades empresariais referidas na Subcláusula Quinta da Cláusula Primeira, observado o disposto na Subcláusula Décima Oitava desta Cláusula.

Subcláusula Décima – No processo de cálculo das tarifas mencionado na Subcláusula Vigésima Primeira desta Cláusula a ANEEL deverá subtrair da Parcela B as receitas totais faturadas no Período de Referência com Ultrapassagem de Demanda e Excedente de Reativo, além dos valores de Outras Receitas faturados no Período de Referência, conforme Subcláusula Décima Oitava desta Cláusula.

Subcláusula Décima Primeira – Nos processos de revisões tarifárias ordinárias a Receita Requerida será calculada pela soma do Valor da Parcela A e da Parcela B.

Subcláusula Décima Segunda – Nos processos de revisões tarifárias ordinárias o valor da Parcela B será calculado considerando estímulos à eficiência, melhoria da qualidade, modicidade das tarifas e previsibilidade das regras, conforme regulação da ANEEL, que deverá observar o seguinte:

I – os Custos Operacionais serão calculados a partir de análise de eficiência, que levará em consideração o desempenho das concessionárias de distribuição de energia elétrica comparáveis e as características da área de concessão da DISTRIBUIDORA;

II – os Custos de Capital serão calculados pela soma de duas parcelas, Remuneração do Capital e Quota de Reintegração Regulatória;

III – a Remuneração do Capital será calculada a partir da Base de Remuneração Regulatória, ainda não depreciada/amortizada, e da taxa de retorno adequada;

IV – a Quota de Reintegração Regulatória será calculada a partir da Base de Remuneração Regulatória e da taxa de depreciação regulatória;

V – a taxa de retorno adequada será calculada a partir de metodologia que considerará os riscos do exercício da atividade de distribuição de energia elétrica, ponderando os custos de capital próprio e de terceiros, conforme estrutura de capital regulatória;

VI – a Base de Remuneração Regulatória corresponde aos investimentos eficientes realizados pela DISTRIBUIDORA para prestação do serviço de distribuição de energia elétrica;

VII – a metodologia de valoração da Base de Remuneração Regulatória deverá conter, quando cabível, mecanismos de estimulo a investimentos eficientes, tais como análise de eficiência, que levará em consideração o desempenho das concessionárias de distribuição de energia elétrica comparáveis e as características da área de concessão da DISTRIBUIDORA; e

VIII – as parcelas de Remuneração do Capital, Quota de Reintegração Regulatória e Custos Operacionais poderão ser calculadas em forma de Anuidade, denominada Anuidade Regulatória, observando o disposto nos incisos I e VII desta Subcláusula.

Subcláusula Décima Terceira – As revisões tarifárias ordinárias obedecerão ao seguinte cronograma: a primeira revisão será procedida em XX/XX/20XX e as subsequentes serão realizadas a cada 5 (cinco) anos a partir desta data.

Subcláusula Décima Quarta – Na revisão tarifária ordinária aplica-se o disposto na Subcláusula Sexta desta Cláusula para a definição do Valor da Parcela A.

Subcláusula Décima Quinta – Nos processos de revisão tarifária ordinária serão estabelecidos os valores ou a forma de cálculo do Fator X, com o objetivo de repassar aos usuários ganhos de produtividade observados no setor de distribuição energia elétrica e resultados decorrentes de mecanismos de incentivos, que poderão contemplar estímulos à melhora na qualidade do serviço e à eficiência energética, conforme regulação da ANEEL.

Subcláusula Décima Sexta – A pedido da DISTRIBUIDORA, a ANEEL poderá, considerando o nível eficiente de custos, proceder à revisão tarifária extraordinária, visando restabelecer o equilíbrio econômico-financeiro deste Contrato, sem prejuízo dos reposicionamentos tarifários ordinários, caso sejam comprovadas alterações significativas nos custos da DISTRIBUIDORA, que não decorram da ação ou da omissão desta.

Subcláusula Décima Sétima – Havendo alteração unilateral do Contrato de Concessão que afete o seu equilíbrio econômico-financeiro, devidamente comprovado pela DISTRIBUIDORA, a ANEEL deverá adotar as medidas necessárias ao seu restabelecimento, com efeito a partir da data da alteração.

Subcláusula Décima Oitava – As receitas auferidas pela DISTRIBUIDORA no exercício de outras atividades empresariais, referidas na Subcláusula Quinta da Cláusula Primeira, denominadas Outras Receitas, serão revertidas parcialmente à modicidade tarifária nos reposicionamentos tarifários, conforme regulação da ANEEL.

Subcláusula Décima Nona – Nos reajustes tarifários e revisões tarifárias ordinárias a ANEEL garantirá a neutralidade aos itens da Parcela A, a ser considerada nos ajustes da receita da DISTRIBUIDORA referidos na Subcláusula Sexta desta Cláusula, consideradas as diferenças mensais apuradas entre os valores faturados de cada item no Período de Referência e os respectivos valores contemplados no reposicionamento tarifário anterior, devidamente remuneradas com base no mesmo índice utilizado na apuração do saldo da Conta de Compensação de Variação de Valores de Itens da Parcela A – CVA, observando:

I – no cálculo da neutralidade dos Custos de Conexão e de Uso das Instalações de Transmissão e/ou Distribuição de Energia Elétrica: as contratações eficientes de montantes de uso dos sistemas de transmissão e de distribuição e de pontos de conexão ou contratações de terceiros cuja responsabilidade pelo pagamento seja da DISTRIBUIDORA;

II – no cálculo da neutralidade dos custos de Energia Elétrica Comprada: os níveis eficientes de perdas, observado o disposto na Subcláusula Sétima desta Cláusula e na Subcláusula Vigésima desta Cláusula; e

III – no cálculo da neutralidade das Receitas Irrecuperáveis: os percentuais regulatórios de receitas irrecuperáveis, conforme Subcláusula Oitava desta Cláusula.

Subcláusula Vigésima – A DISTRIBUIDORA obriga-se a obter a energia elétrica requerida pelos seus consumidores ao menor custo dentre as alternativas disponíveis, sujeitando-se a limites de repasse dos custos da Energia Elétrica Comprada nos reposicionamentos tarifários, conforme regulação da ANEEL e legislação setorial.

Subcláusula Vigésima Primeira – A Receita Requerida será decomposta em tarifas a serem cobradas dos usuários, mediante metodologia de estrutura tarifária definida pela ANEEL, que considerará eventuais descontos tarifários definidos na legislação setorial.

Subcláusula Vigésima Segunda – É vedado à DISTRIBUIDORA cobrar dos usuários, sob qualquer pretexto, valores de tarifas superiores àqueles homologados pela ANEEL.

Subcláusula Vigésima Terceira – É facultado à DISTRIBUIDORA conceder descontos sobre as tarifas homologadas pela ANEEL, desde que as reduções de receita não impliquem pleitos compensatórios posteriores quanto à recuperação do equilíbrio econômico-financeiro e resguardadas as condições constantes na Subcláusula Quinta da Cláusula Segunda.

Subcláusula Vigésima Quarta – O atendimento ao critério de racionalidade operacional e econômica pelas concessionárias cujos mercados sejam inferiores a 500 GWh/ano deverá considerar os parâmetros técnicos, econômicos e operacionais e a estrutura dos mercados atendidos por concessionárias do mesmo porte e condição e as demais disposições da legislação e regulamentação vigentes, observando:

I - o desconto na Tarifa de Uso do Sistema de Distribuição existente na data de prorrogação da concessão, concedido pelas supridoras às suas supridas, será reduzido à razão de vinte por cento ao ano a partir do primeiro reajuste tarifário anual ou revisão tarifária ordinária após a prorrogação da concessão e será nulo a partir do quinto processo de reposicionamento tarifário; e

II - transcorridos cinco anos a partir da data de assinatura deste contrato, eventuais alterações nas tarifas decorrentes da aplicação dos parâmetros técnicos, econômicos e operacionais referidos acima dar-se-ão de forma progressiva nos processos de revisão tarifária ordinária.

Subcláusula Vigésima Quinta – Ressalvados os impostos sobre a renda, a criação, alteração ou extinção de quaisquer tributos ou encargos legais, quando comprovado seu impacto, implicará a revisão da tarifa, para mais ou para menos, conforme o caso.

CLÁUSULA SÉTIMA – SUSTENTABILIDADE ECONÔMICA E FINANCEIRA

A DISTRIBUIDORA se compromete a preservar, durante toda a concessão, condição de sustentabilidade econômica e financeira na gestão dos seus custos e despesas, da solvência de endividamento, dos investimentos em reposição, melhoria e expansão, além da responsabilidade no pagamento de tributos e na distribuição de proventos.

Subcláusula Primeira – O descumprimento por parte da DISTRIBUIDORA dos parâmetros mínimos de sustentabilidade econômica e financeira definidos neste aditivo contratual implicará, sem prejuízo de outras ações fiscalizatórias:

I – a limitação de distribuição de dividendos ou pagamento de juros sobre o capital próprio cujo valor, isoladamente ou em conjunto, supere 25% do lucro líquido diminuído ou acrescido pelos montantes destinados à reserva legal (art. 193 da Lei nº 6.404, de 1976) e à reserva para contingências (art. 195 da Lei nº 6.404, de 1976) e reversão da mesma reserva formada em exercícios anteriores, até que os parâmetros regulatórios sejam restaurados e observáveis a partir das demonstrações contábeis regulatórias do ano civil subsequentes entregues à ANEEL;

II – a aceitação de um regime restritivo de contratos com partes relacionadas; e

III – a exigência de aportes de capital do(s) SÓCIO(S) CONTROLADOR(ES), em montante suficiente para atender à condição de sustentabilidade mínima, conforme detalhado pela Cláusula Décima Terceira.

Parágrafo Único – O teto de 25% a que se refere o inciso I desta Subcláusula será modificado, caso legislação superveniente altere o percentual do dividendo obrigatório estabelecido no parágrafo segundo do art. nº 202 da Lei nº 6.404, de 1976, com redação dada pela Lei nº 10.303, de 2001.

Subcláusula Segunda – A DISTRIBUIDORA deverá manter inscrito em seus atos constitutivos, durante toda a concessão, o dispositivo previsto pelo inciso I da Subcláusula Primeira e pela Subcláusula Oitava da Cláusula Segunda.

Parágrafo Único – O ato constitutivo alterado deverá ser enviado à ANEEL em até 180 dias da data de assinatura deste Termo Aditivo.

Subcláusula Terceira – A DISTRIBUIDORA obriga-se a não efetuar redução do seu capital social sem prévia anuência da ANEEL.

Subcláusula Quarta – A DISTRIBUIDORA se compromete a atender a todas as obrigações de natureza fiscal, trabalhista e previdenciária, os encargos oriundos de normas regulamentares estabelecidas pelo PODER CONCEDENTE e pela ANEEL, bem assim a quaisquer outras obrigações relacionadas ou decorrentes da exploração do serviço público de distribuição de energia elétrica, especialmente quanto ao pagamento dos valores relativos à fiscalização do serviço público de distribuição, conforme normas setoriais.

Subcláusula Quinta – A DISTRIBUIDORA poderá oferecer os direitos emergentes da concessão que lhe é outorgada, inclusive créditos operacionais futuros, em garantia de empréstimos, financiamentos ou qualquer outra operação vinculada ao objeto da concessão, desde que não comprometa a operacionalização e a continuidade da prestação do serviço público de distribuição de energia elétrica, nas hipóteses, condições e segundo procedimentos estabelecidos em regulação da ANEEL.

Parágrafo Único – A eventual autorização da ANEEL não estabelecerá qualquer direito ou relação jurídica entre os agentes financiadores e a ANEEL, ou ainda entre aqueles e o PODER CONCEDENTE, mesmo que caracterizado o descumprimento dos compromissos financeiros contraídos pela DISTRIBUIDORA.

CLÁUSULA OITAVA – GOVERNANÇA CORPORATIVA E TRANSPARÊNCIA

A DISTRIBUIDORA se compromete a empregar seus melhores esforços para manter seus níveis de governança e transparência alinhados às melhores práticas e harmônicos à sua condição de prestadora de serviço público essencial.

Subcláusula Primeira – A DISTRIBUIDORA obriga-se a observar a regulação da ANEEL sobre governança e transparência que poderá compreender, entre outros, parâmetros mínimos e deveres regulatórios relacionados ao Conselho de Administração, à Diretoria, ao Conselho Fiscal, à Auditoria e à Conformidade,.

Subcláusula Segunda – Na elaboração da regulação, a ANEEL observará: (i) o estado-da-arte da governança nacional e internacional, privada e pública, balizando-se pelos mais elevados níveis de governança do mercado de capitais e exigidos por órgãos reguladores, além de estudos de instituições acadêmicas ou relacionadas ao desenvolvimento, (ii) o nível de desenvolvimento e as especificidades do setor elétrico brasileiro, inclusive a segregação de atividades e a necessidade de blindagem e individualização das distribuidoras, (iii) o porte das concessionárias, (iv) o lapso temporal para adequação às obrigações regulatórias, entre outros aspectos pertinentes, sempre observando a legislação societária.

Subcláusula Terceira – A DISTRIBUIDORA deve manter na ANEEL, desde a assinatura do CONTRATO, declaração de todos seus Administradores e Conselheiros Fiscais afirmando que compreendem seu papel e responsabilidades decorrentes da gestão de um serviço público essencial, aceitando responsabilidade pela qualidade e tempestividade das informações fornecidas no âmbito da sua competência e pela prestação de contas ao Poder Público, atualizando as declarações dentro de 30 (trinta) dias a contar da assinatura do Termo de Posse.

Subcláusula Quarta – A DISTRIBUIDORA deverá submeter à anuência prévia da ANEEL, nas hipóteses, condições e segundo procedimento estabelecidos em regulação da ANEEL:

I. os atos e negócios jurídicos celebrados com:

a)	seus controladores, diretos ou indiretos;
b)	suas sociedades controladas ou coligadas e outras sociedades controladas ou coligadas de controlador comum;
c)	Pessoas jurídicas que tenham Administradores comuns à Distribuidora; e
d)	Seus Administradores

II. a alteração dos seus atos constitutivos, exceto para a adequação à Subcláusula Segunda da Cláusula Sétima; e

III. a transferência do seu controle societário.

Parágrafo Único – Os atos e negócios jurídicos referidos nos subitens (c) e (d) são aqueles em que a legislação contábil vigente entenda como obrigatório a sua divulgação nas demonstrações financeiras da Distribuidora.

Subcláusula Quinta – A DISTRIBUIDORA obriga-se a:

I – publicar suas Demonstrações Financeiras nos prazos e termos das normas vigentes;

II – manter registro contábil, em separado, das receitas auferidas com as atividades empresariais referidas na Subcláusula Quinta da Cláusula Primeira; e

III – observar as normas que regem a contabilidade regulatória.

Parágrafo Único – A DISTRIBUIDORA deverá alterar, se necessário, e manter inscrito em seus atos constitutivos, durante toda a concessão, as obrigações previstas na Cláusula Oitava.

CLÁUSULA NONA – FISCALIZAÇÃO DO SERVIÇO

A exploração do serviço público de distribuição de energia elétrica objeto deste Contrato será acompanhada, fiscalizada e regulada pela Agência Nacional de Energia Elétrica – ANEEL.

Subcláusula Primeira – A Fiscalização abrangerá o acompanhamento e o controle das ações da DISTRIBUIDORA nas áreas administrativa, técnica, operacional, comercial, econômica, financeira e contábil, podendo a ANEEL estabelecer diretrizes de procedimento ou sustar ações que considere incompatíveis com a prestação adequada do serviço concedido ou que possam comprometer o equilíbrio econômico e financeiro da concessão.

Subcláusula Segunda – Os servidores da ANEEL, ou seus prepostos, especialmente designados, terão livre e irrestrito acesso, em qualquer época, a toda e qualquer documentação, sistema computacional, obra, instalação e equipamento vinculado ao serviço público de distribuição de energia elétrica, inclusive seus registros contábeis, e poderão requisitar, a qualquer setor ou pessoa da DISTRIBUIDORA, dados e informações que permitam evidenciar o cumprimento das cláusulas e subcláusulas do presente CONTRATO, bem como da legislação vigente, ficando vedado à DISTRIBUIDORA restringir, sob qualquer alegação, o disposto nesta Subcláusula.

Subcláusula Terceira – A DISTRIBUIDORA deverá disponibilizar à ANEEL, sempre que solicitado, acesso remoto a todos os sistemas utilizados para a prestação dos serviços, pelo período que se fizer necessário e nos prazos requisitados.

Subcláusula Quarta – A fiscalização econômico-financeira compreenderá a análise e o acompanhamento das operações financeiras, os registros contábeis da DISTRIBUIDORA, balancetes, relatórios e demonstrações financeiras, prestação anual de contas e quaisquer outros documentos julgados necessários para uma perfeita avaliação da gestão da concessão.

Subcláusula Quinta – A ANEEL poderá determinar à DISTRIBUIDORA a rescisão de qualquer contrato por ela celebrado, quando verificar que dele possam resultar danos ao serviço público de distribuição de energia elétrica concedido ou tratamento tarifário diferenciado a usuários que se encontrem na mesma tensão de fornecimento e na mesma classe de consumo, exceto nos casos previstos na legislação.

Subcláusula Sexta – A fiscalização da ANEEL não exime a DISTRIBUIDORA de suas responsabilidades quanto à adequação das suas obras e instalações, ao cumprimento das normas de serviço estabelecidas pela legislação vigente, à correção e legalidade dos registros contábeis, das obrigações financeiras, técnicas, comerciais e societárias e à qualidade dos serviços prestados.

Subcláusula Sétima – O desatendimento, pela DISTRIBUIDORA, das solicitações e determinações da fiscalização implicará a aplicação das penalidades previstas nas normas regulamentares ou nas disposições deste contrato.

CLÁUSULA DÉCIMA – PENALIDADES

Pelo descumprimento das disposições legais, regulamentares e contratuais pertinentes ao serviço e instalações de energia elétrica, a DISTRIBUIDORA estará sujeita a penalidades conforme legislação e regulamentação em vigor, sem prejuízo do disposto no inciso III, art. 17, Anexo I, do Decreto nº 2.335, de 1997 e nas Clausulas Décima Primeira e Décima Segunda deste Contrato.

Subcláusula Primeira – A DISTRIBUIDORA estará sujeita à penalidade de multa, aplicada pela ANEEL de acordo com resolução específica, no valor máximo, por infração incorrida, de 2% (dois por cento) do montante do faturamento da concessionária dos últimos 12 (doze) meses anteriores à lavratura do auto de infração, nos termos do inciso X do artigo 3o da Lei nº 9.427/1995.

Parágrafo Único – O montante do faturamento a que se refere esta Subcláusula será o que constar do Balancete Mensal Padronizado – BMP disponível em data anterior à lavratura do Auto de Infração, nos termos do regulamento setorial.

Subcláusula Segunda – As penalidades serão aplicadas mediante processo administrativo, sendo assegurados à DISTRIBUIDORA seus direitos à ampla defesa e ao contraditório.

Subcláusula Terceira – A ANEEL promoverá a cobrança judicial, por via de execução, na forma da legislação vigente, de qualquer penalidade de multa aplicada por descumprimento de preceito legal, regulamentar ou contratual cujo valor não tenha sido recolhido pela DISTRIBUIDORA no prazo fixado pela fiscalização.

CLÁUSULA DÉCIMA PRIMEIRA – INTERVENÇÃO NA CONCESSÃO

Sem prejuízo das penalidades cabíveis e das responsabilidades incidentes, a ANEEL poderá intervir na concessão, nos termos da Lei nº 8.987/1995 e da Lei n° 12.767/2012, a qualquer tempo, para assegurar a prestação adequada do serviço ou o cumprimento, pela DISTRIBUIDORA, das normas legais, regulamentares ou contratuais.

Subcláusula Única – A intervenção será determinada por ato da ANEEL, que designará o Interventor, o prazo, os objetivos e os limites da intervenção, devendo ser instaurado processo administrativo em 30 (trinta) dias após a publicação do ato, para apurar as causas determinantes da medida e as responsabilidades incidentes, assegurando à DISTRIBUIDORA o direito ao contraditório e à ampla defesa.

CLÁUSULA DÉCIMA SEGUNDA – EXTINÇÃO DA CONCESSÃO E REVERSÃO DOS BENS E INSTALAÇÕES VINCULADOS

A concessão para exploração do serviço público de distribuição de energia elétrica regulada por este Contrato será considerada extinta, observadas as normas setoriais, nos seguintes casos:

I.	advento do termo contratual;
II.	encampação do serviço;
III.	caducidade;
IV.	rescisão;
V.	anulação decorrente de vício ou irregularidade constatada no procedimento ou no ato de sua outorga; e
VI.	falência ou extinção da DISTRIBUIDORA.

Subcláusula Primeira – O advento do termo contratual opera de pleno direito a extinção da concessão, facultando-se ao PODER CONCEDENTE, quando indispensável à preservação da continuidade na prestação do serviço público, prorrogar precariamente o presente Contrato até a assunção de nova outorga.

Subcláusula Segunda – Extinta a concessão, operar-se-á, de pleno direito, a reversão dos bens e instalações vinculados ao serviço ao PODER CONCEDENTE, procedendo-se aos levantamentos e às avaliações, bem como a determinação do montante da indenização devida à DISTRIBUIDORA, considerando os seguintes procedimentos:

a)	Realização de inventário dos bens reversíveis;
b)	Valoração destes bens pelo Valor Novo de Reposição – VNR;
c)	Consideração da depreciação acumulada observadas as datas de incorporação do bem ao sistema elétrico obtendo-se o valor líquido;
d)	Abatimento das Obrigações Especiais – OE do cálculo do valor a ser indenizado;

Subcláusula Terceira – Além dos valores indenizados referentes aos ativos ainda não amortizados dos bens reversíveis, também serão considerados, para fins de indenização, os saldos remanescentes (ativos ou passivos) de eventual insuficiência de recolhimento ou ressarcimento pela tarifa em decorrência da extinção, por qualquer motivo, da concessão, relativos a valores financeiros a serem apurados com base nos regulamentos preestabelecidos pelo Regulador, incluídos aqueles constituídos após a última alteração tarifária.

Subcláusula Quarta – São considerados bens reversíveis aqueles vinculados ao serviço concedido, indispensáveis para a continuidade da prestação do serviço público de distribuição de energia elétrica.

Subcláusula Quinta– Para atender ao interesse público, mediante Lei autorizativa específica, o PODER CONCEDENTE poderá retomar o serviço, após prévio pagamento da indenização das parcelas dos investimentos vinculados a bens reversíveis, ainda não amortizados ou depreciados, que tenham sido realizados pela DISTRIBUIDORA para garantir a prestação do serviço público adequado.

Subcláusula Sexta – Havendo reversão dos bens vinculados ao serviço em virtude da extinção da concessão, esses deverão estar em condições adequadas de operação com as características e requisitos técnicos básicos, mantidas em acordo com revisões regulação da ANEEL, que assegurem a continuidade do SERVIÇO PÚBLICO DE DISTRIBUIÇÃO.

Subcláusula Sétima – Verificada qualquer das hipóteses de inadimplemento previstas nas normas vigentes e neste Termo Aditivo, a ANEEL instaurará processo administrativo para verificação das infrações e falhas, assegurado o contraditório e a ampla defesa à DISTRIBUIDORA, e poderá recomendar ao Poder Concedente a declaração de caducidade da concessão, que poderá adotar as seguintes medidas, além daquelas previstas na Lei 8.987, de 1995 e 12.783, de 2013: I – Deflagrar o processo de licitação da concessão; II – Celebrar o Contrato de Concessão com o novo concessionário concomitantemente com a declaração de caducidade da concessão; e III – Disciplinar uma fase de transição para a assunção do serviço pelo novo concessionário.

Parágrafo 1º – Para fins da preservação da continuidade da prestação do serviço público, a ANEEL poderá intervir na DISTRIBUIDORA até que o processo licitatório seja concluído.

Parágrafo 2º – Para fins da preservação da continuidade da prestação do serviço público, o Poder Concedente estabelecerá, a 36 meses do termo deste contrato, as diretrizes para licitação do serviço público objeto deste contrato, sendo que para a fase de transição, a distribuidora se compromete a manter a prestação do serviço adequado, particularmente a: a) manter a qualidade da prestação do serviço e a condição de sustentabilidade econômico-financeira b) dar amplo acesso às informações administrativas, comerciais e operacionais; c) submeter-se a regulação especifica da ANEEL para o período de encerramento contratual;

Subcláusula Oitava – A concessionária poderá apresentar plano de transferência do controle societário anteriormente à instauração pela ANEEL de processo administrativo em face do descumprimento das condições de prorrogação de que trata a cláusula décima oitava, observando que:

     I – O plano de transferência de controle societário deverá demonstrar a viabilidade da troca de controle e o benefício dessa medida para a adequação do serviço prestado.

     II – A transferência de controle societário deverá ser concluída antes da instauração do processo de extinção da concessão.

     III - Verificado o não cumprimento do plano de transferência de controle societário pela concessionária ou a sua não aprovação pela Aneel, será instaurado o processo de extinção da concessão e caberá à Aneel instruir o processo e o encaminhar ao Ministério de Minas e Energia, com sua manifestação.

Subcláusula Nona – Para efeito das indenizações tratadas nas Subcláusulas Segunda, Terceira, Quarta e Sexta desta Cláusula, o valor de indenização dos bens reversíveis será aquele resultante de inventário procedido pela ANEEL ou preposto especialmente designado, devendo seu pagamento ser realizado em conformidade com o disposto nas normas setoriais, depois de finalizado o processo administrativo e esgotados todos os prazos e instâncias de recurso.

Subcláusula Décima – O processo administrativo a que se refere a Subcláusula Sexta desta Cláusula não será instaurado até que tenha sido dada plena ciência à DISTRIBUIDORA das infrações incorridas, bem assim estabelecido prazo compatível com o cumprimento das correções eventualmente determinadas se couberem, nos termos do processo de fiscalização da ANEEL.

Subcláusula Décima Primeira – A declaração da caducidade não acarretará, para o PODER CONCEDENTE, qualquer responsabilidade em relação aos ônus, encargos ou compromissos com terceiros que tenham sido contratados pela DISTRIBUIDORA, ou em relação a seus empregados.

Subcláusula Décima Segunda – Alternativamente à declaração de caducidade, poderá o PODER CONCEDENTE restringir a área da concessão, promover a subconcessão ou desapropriar as ações que compõem o controle societário da DISTRIBUIDORA, mediante indenização. No caso de desapropriação, a indenização devida, na forma da Lei, se dará com recursos provenientes da alienação, em leilão público, das ações desapropriadas.

Subcláusula Décima Terceira – Mediante ação judicial especialmente intentada para esse fim, poderá a DISTRIBUIDORA promover a rescisão deste Contrato, no caso de descumprimento, pelo PODER CONCEDENTE, das normas aqui estabelecidas. Nesta hipótese, a DISTRIBUIDORA não poderá interromper a prestação do serviço enquanto não transitar em julgado a decisão judicial que decretar a extinção deste Contrato.

Subcláusula Décima Quarta – Para o período a partir do sexto ano civil subsequente à celebração deste contrato, a inadimplência da concessionária decorrente do descumprimento de critérios de eficiência com relação à continuidade do fornecimento ou à gestão econômico-financeira implicará a abertura do processo de caducidade, respeitadas as disposições deste contrato, particularmente o direito à ampla defesa e ao contraditório, observando:

I – que o descumprimento dos parâmetros mínimos de sustentabilidade econômico-financeira por 2 (dois) anos consecutivos, conforme regulação da ANEEL, caracterizará a inadimplência em relação à gestão econômico-financeira;

II – que o descumprimento de limites anuais globais de indicadores de continuidade coletivos por três anos consecutivos caracterizará, conforme regulação da ANEEL, a inadimplência em relação à continuidade do fornecimento.

Parágrafo Primeiro – A ANEEL estabelecerá os parâmetros mínimos de que trata o Inciso I desta Subcláusula anteriormente ao início de períodos preferencialmente quinquenais, sendo que a fixação dos novos parâmetros observará, dentre outros, a necessidade de LAJIDA positivo e de capacidade de realização de investimentos mínimos e de gerenciamento da dívida.

Parágrafo Segundo – A ANEEL estabelecerá os limites de que trata o Inciso II desta Subcláusula anteriormente ao início de períodos preferencialmente quinquenais.

CLÁUSULA DÉCIMA TERCEIRA – COMPROMISSOS DO(S) SÓCIO(S) CONTROLADOR(ES) SOCIETÁRIO(S)

O(s) SÓCIO(S) CONTROLADOR(ES) obrigam-se a não transferir, ceder ou de qualquer forma alienar, direta ou indiretamente, gratuita ou onerosamente, as ações que fazem parte do grupo de controle, sem a prévia concordância da ANEEL.

Subcláusula Primeira – O(s) SÓCIO(S) CONTROLADOR(ES) declara(m) aceitar e submeter-se, sem qualquer ressalva, às condições deste CONTRATO, obrigando-se a manter nos atos constitutivos da DISTRIBUIDORA disposição no sentido de não transferir, ceder ou, de qualquer forma, alienar, direta ou indiretamente, gratuita ou onerosamente, as ações que fazem parte do bloco de controle acionário sem a prévia anuência da ANEEL.

Subcláusula Segunda – A transferência, integral ou parcial, de ações ou quotas que resultem em um novo controlador, só será reconhecida pela ANEEL quando o(s) novo(s) SÓCIO(S) CONTROLADOR(ES) assinar(em) termo de anuência e submissão às condições deste CONTRATO e às normas legais e regulamentares da concessão.

Subcláusula Terceira – O(s) SÓCIO(S) CONTROLADOR(ES) assina(m) o presente TERMO ADITIVO como interveniente(s) e garantidor(es) das obrigações e encargos ora estabelecidos.

Subcláusula Quarta – O(s) SÓCIO(S) CONTROLADOR(ES) se compromete(m), solidariamente, em caráter irretratável e irrevogável, a aportar anualmente na concessionária, em até 180 dias contados do término de cada exercício social, sob a forma de integralização de capital social em caixa ou equivalentes de caixa ou pela conversão de empréstimos passivos em capital social, a totalidade da insuficiência que ocorrer para o alcance do parâmetro mínimo de sustentabilidade econômica e financeira previsto na Cláusula Sétima, cuja realização do aporte não configurará inadimplência quanto à referida métrica.

Subcláusula Quinta – O(s) SÓCIO(S) CONTROLADOR(ES) se compromete(m) a observar a regulação da ANEEL para controladores de concessionárias de serviço público, compreendendo mas não se limitando a diretrizes sobre divulgação de informações, gestão de riscos e suporte a decisões de longo prazo, sendo que, no que tange à divulgação de informações, serão respeitados os regulamentos e normas de divulgação do mercado de capitais aplicáveis à DISTRIBUIDORA ou a seu(s) SÓCIO(S) CONTROLADOR(ES) conforme o caso, no Brasil e no exterior, nos casos de empresas com títulos comercializados em mercados de capitais fora do Brasil.

CLÁUSULA DÉCIMA QUARTA – MODO AMIGÁVEL DE SOLUÇÃO DE DIVERGÊNCIAS E FORO DO CONTRATO

Resguardado o interesse público, na hipótese de divergência na interpretação ou execução de dispositivos do presente Contrato, a DISTRIBUIDORA poderá solicitar às áreas organizacionais da ANEEL afetas ao assunto a realização de audiências com a finalidade de harmonizar os entendimentos, conforme procedimento aplicável.

Subcláusula Única – Para dirimir as dúvidas ou controvérsias não solucionadas de modo amigável, na forma indicada no caput desta Cláusula, fica eleito o Foro da Justiça Federal da Seção Judiciária do Distrito Federal, com renúncia expressa das partes a outros, por mais privilegiados que forem.

CLÁUSULA DÉCIMA QUINTA – DELEGAÇÃO DE COMPETÊNCIA

Tendo em vista o disposto no art. 36 da Lei nº 9.074/95, e no art. 20 da Lei nº 9.427/96, a ANEEL poderá delegar ao ESTADO DE XXXXXX competência para o desempenho das atividades complementares de fiscalização e mediação dos serviços públicos de energia elétrica prestados pela DISTRIBUIDORA.

Subcláusula Única – A delegação de competência prevista nesta Cláusula será conferida nos termos e condições que vierem a ser definidos em Convênio de Cooperação.

CLÁUSULA DÉCIMA SEXTA –DEMAIS DISPOSIÇÕES

A celebração deste TERMO ADITIVO rescinde para todos os efeitos as cláusulas e subcláusulas do Contrato de Concessão nº XXX/XXXXX-ANEEL, de XX de XXXXXXX de XXX, e dos demais aditivos assinados anteriormente a este TERMO ADITIVO, sem prejuízo dos direitos e obrigações decorrentes do Contrato nº XXX/XXXX-ANEEL, de xx de xxxxxxxx de xxxx, ressalvados aqueles que conflitarem com a Lei nº 12.783/2013, com o Decreto nº 7.805/2012, com o Decreto nº 8.461, de 02 de junho de 2015 ou com as disposições deste TERMO ADITIVO.

Subcláusula Única – A DISTRIBUIDORA aceita na assinatura deste TERMO ADITIVO as condições de prorrogação estabelecidas no presente instrumento jurídico, bem como as disposições da Lei nº 12.783/2013, no Decreto nº 7.805/2012 e no Decreto nº 8.461, de 02 de junho de 2015.

CLÁUSULA DÉCIMA SÉTIMA – PUBLICAÇÃO E REGISTRO DO TERMO ADITIVO

O presente TERMO ADITIVO será registrado e arquivado na ANEEL, que providenciará, dentro dos 20 (vinte) dias de sua assinatura, a publicação de seu extrato no Diário Oficial.

Assim estando ajustado, fizeram as partes lavrar o presente instrumento, em 4 (quatro) vias de igual teor que são assinadas pelos representantes do Ministério de Minas e Energia, da DISTRIBUIDORA e do(s) ACIONISTA(S) CONTROLADOR(ES) (ou SÓCIO(S) QUOTISTA(S)), juntamente com as testemunhas abaixo, para os devidos efeitos legais.

CLÁUSULA DÉCIMA OITAVA –CONDIÇÕES DE PRORROGAÇÃO

Além das disposições anteriores deste Contrato, a Concessionária deverá observar, pelo período de 5 (cinco) anos contados de 1º de janeiro de 2016, as condições de prorrogação estabelecidas nos Anexos II e III.

Subcláusula Primeira – O descumprimento de uma das condições de prorrogação dispostas nos Anexos II e III por dois anos consecutivos ou de quaisquer das condições ao final do período de cinco anos, acarretará a extinção da concessão, respeitadas as disposições deste contrato, particularmente o direito à ampla defesa e ao contraditório.

Subcláusula Segunda – As demais regulações de qualidade e econômico-financeiras permanecem válidas e aplicam-se à CONCESSIONÁRIA concomitantemente às disposições dos Anexos II e III.

Brasília,      de                       de 2015.

PELO PODER CONCEDENTE:

CARLOS EDUARDO DE SOUZA BRAGA
Ministro de Minas e Energia

PELA DISTRIBUIDORA:

XXXXXXX XXXXXXXX XXXXX	XXXXXXX XXXXXXXX XXXXX
Presidente	Diretor

PELO(S) SÓCIO(S) CONTROLADOR(ES):

XXXXXXX XXXXXXXX XXXXX	XXXXXXX XXXXXXXX XXXXX
Presidente	Diretor
(EMPRESA)	(EMPRESA)

TESTEMUNHAS:
Nome:	Nome:
CPF:	CPF:

ANEXO I – ÁREAS DE CONCESSÃO REAGRUPAMENTO DA CONCESSÃO

RESOLUÇÃO N° XXX, DE XX de XXXXXXX DE XXXX.

ANEXO II – CONDIÇÕES PARA PRORROGAÇÃO – EFICIÊNCIA NA PRESTAÇÃO DO SERVIÇO DE DISTRIBUIÇÃO – EMPRESA XXXXXX

CLÁUSULA PRIMEIRA – CONTINUIDADE DO FORNECIMENTO

O critério de eficiência com relação à qualidade do serviço prestado será mensurado por indicadores que considerem a frequência e a duração média das interrupções do serviço público de distribuição de energia elétrica.

Subcláusula Primeira – Serão avaliados os indicadores DECi – Duração Equivalente de Interrupção de Origem Interna por Unidade Consumidora e FECi – Frequência Equivalente de Interrupção de Origem Interna por Unidade Consumidora.

Subcláusula Segunda – Os indicadores DECi e FECi correspondem à parcela de origem interna ao sistema de distribuição das interrupções consideradas para o cálculo dos indicadores DEC e FEC definidos em regulação da ANEEL, conforme equações a seguir:

onde:

DECi = Duração Equivalente de Interrupção de Origem Interna por Unidade Consumidora;
DECip = DEC devido a interrupção de origem interna ao sistema de distribuição e programada, não ocorrida em dia crítico, conforme definido em regulação da ANEEL;
DECind = DEC devido a interrupção de origem interna ao sistema de distribuição, não programada e não expurgável, conforme definido em regulação da ANEEL;
FECi = Frequência Equivalente de Interrupção de Origem Interna por Unidade Consumidora;
FECip = FEC devido a interrupção de origem interna ao sistema de distribuição e programada, não ocorrida em dia crítico, conforme definido em regulação da ANEEL;
FECind = FEC devido a interrupção de origem interna ao sistema de distribuição, não programada e não expurgável, conforme definido em regulação da ANEEL.

Subcláusula Terceira – Os limites globais anuais para os indicadores DECi e FECi a serem atendidos pela DISTRIBUIDORA são apresentados na Tabela I a seguir.

Tabela I – Limites Globais Anuais de DECi e FECi.

DECi (horas)					FECi (interrupções)
2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
40,00	37,00	32,00	25,00	16,00	30,00	28,00	24,00	18,00	10,00

Subcláusula Quarta – O descumprimento do critério de eficiência com relação à qualidade do serviço prestado, por dois anos consecutivos durante o período de avaliação ou no ano de 2020, acarretará a extinção da concessão, nos termos das cláusulas Décima Segunda e Décima Oitava.

Parágrafo Único – Será considerada como descumprimento do critério de eficiência com relação à qualidade do serviço prestado a violação do limite de pelo menos um dos indicadores de continuidade estabelecidos na Tabela I.

Subcláusula Quinta – A apuração dos indicadores de continuidade descritos nesse Anexo será fiscalizada pela ANEEL, a qual poderá, em caso de constatação de inconsistência na apuração relativa ao período de avaliação, rever os valores apurados e recomendar a aplicação do disposto na subcláusula anterior.

Subcláusula Sexta – Para verificação do atendimento aos limites estabelecidos na Tabela I, excepcionalmente serão desconsideradas as interrupções originadas em instalações previamente classificadas como Demais Instalações de Transmissão – DIT, que eventualmente sejam incorporadas pela DISTRIBUIDORA a partir da assinatura deste termo aditivo.

Subcláusula Sétima – As interrupções de que trata a subcláusula anterior devem ser apuradas separadamente, em indicadores DEC e FEC específicos, encaminhados mensalmente à ANEEL para cada conjunto de unidades consumidoras da DISTRIBUIDORA.

Subcláusula Oitava – Os valores apurados dos indicadores DECi e FECi de que trata esse Anexo serão calculados pela ANEEL, a partir dos indicadores encaminhados mensalmente pela DISTRIBUIDORA para seus conjuntos de unidades consumidoras, conforme procedimento ordinário estabelecido em regulação da ANEEL, devendo ser subtraídos os indicadores DEC e FEC apurados para as interrupções originadas em instalações provenientes das DIT incorporadas.

Subcláusula Nona – A DISTRIBUIDORA se compromete a encaminhar à ANEEL, até a data de 15 de fevereiro do ano subsequente ao ano da apuração, documento oficial, assinado pelo Diretor-Presidente e pelos Diretores responsáveis pela apuração dos indicadores, o qual deverá confirmar que os indicadores encaminhados para o ano anterior foram coletados e apurados em conformidade com os procedimentos estabelecidos na regulação da ANEEL.

ANEXO III - CONDIÇÕES PARA PRORROGAÇÃO - EFICIÊNCIA NA GESTÃO ECONÔMICA E FINANCEIRA

CLÁUSULA PRIMEIRA – PARÂMETROS MÍNIMOS

Os parâmetros mínimos de sustentabilidade econômica e financeira citados na Subcláusula Primeira da Cláusula Sétima ficam definidos, para os primeiros 5 (cinco) anos, a contar do início do ano civil subsequente ao de vigência do presente aditivo, pela seguinte condição:

Geração Operacional de Caixa – Investimentos de Reposição – Juros da Dívida ≥ 0;

onde:

Geração Operacional de Caixa: Lucros antes de Juros, Impostos, Depreciação e Amortização (LAJIDA) ajustado por eventos não recorrentes;

Investimentos de Reposição: Quota de Reintegração Regulatória (QRR); e

Juros da Dívida: Dívida Líquida x (1,11 x SELIC).

Subcláusula Primeira – As definições dos conceitos utilizados na condição de sustentabilidade econômico-financeira e as respectivas contas da contabilidade regulatória estão apresentadas na Subcláusula Sexta.

Parágrafo Único – Na eventualidade de alterações do Plano de Contas, a ANEEL divulgará as novas contas contábeis correspondentes.

Subcláusula Segunda – O atendimento do critério de eficiência com relação à gestão econômico-financeira dependerá da observância das seguintes inequações:

(I) LAJIDA ≥ 0 (até o término de 2017 e mantida em 2018, 2019 e 2020);

(II) [LAJIDA (-) QRR] ≥ 0 (até o término de 2018 e mantida em 2019 e 2020);

(III) {Dívida Líquida / [LAJIDA (-) QRR]} ≤ 1 / (0,8 * SELIC) (até o término de 2019); e

(IV) {Dívida Líquida / [LAJIDA (-) QRR]} ≤ 1 / (1,11 * SELIC) (até o término de 2020)

Subcláusula Terceira – A verificação das inequações pertinentes aos respectivos prazos ocorrerá a cada 12 (doze) meses a contar do início do ano civil subsequente ao de vigência do presente aditivo.

Subcláusula Quarta – As inequações são limites que deverão ser alcançados até os prazos estabelecidos e mantidos doravante, observada a Subcláusula Décima Quarta do Cláusula Décima Segunda para o período a partir do sexto ano civil subsequente à celebração deste contrato.

Subcláusula Quinta – As Demonstrações Contábeis Regulatórias anuais, quando do envio da Prestação Anual de Contas – PAC, deverão ser:

I – assinadas pelo Diretor-Presidente, Diretor Financeiro e contador responsável pela DISTRIBUIDORA;

II – acompanhadas de parecer do Conselho Fiscal, composto por no mínimo de 2/3 (dois terços) de membros com comprovada experiência em finanças ou contabilidade.

Subcláusula Sexta – Definições e informações adicionais

LAJIDA ou EBITDA: Lucro antes de Juros (Resultado Financeiro), Impostos (Tributos sobre a Renda), Depreciação e Amortização ou Earns Before Interest, Taxes, Depreciation and Amortization. O LAJIDA expressa a geração operacional bruta de caixa ou a quantidade de recursos monetários gerados pela atividade fim da concessionária. O LAJIDA para fins de cálculo das Equações de sustentabilidade econômico-financeira será calculado pelo somatório de:

Código BMP (contas devedoras com sinal positivo e credoras com negativo)	Descrição (considerando-se números em absoluto)
(-) 61	(=) Resultado das Atividades
(+) 61X5.X.17	(+) Depreciação
(+) 61X5.X.18	(+) Amortização
(+) 61X5.X.05.04	(+) Benefício Pós-Emprego - Previdência Privada - Déficit ou Superávit Atuarial, se o saldo for devedor; (-) se for credor
(+) 61X5.X.05.05	(+) Programa de Demissão Voluntária - PDV, se o saldo for devedor; (-) se for credor
(+) 61X5.X.05.09	(+) Outros Benefícios Pós-Emprego - Déficit ou Superávit Atuarial, se o saldo for devedor; (-) se for credor
(+) 61X5.X.12.01, se o saldo for credor	(-) Provisão para Devedores Duvidosos, se o saldo for credor
(+) 61X5.X.12.02, se o saldo for credor	(-) Provisão para Litígios Trabalhistas, se o saldo for credor
(+) 61X5.X.12.03, se o saldo for credor	(-) Provisão para Litígios Cíveis, se o saldo for credor
(+) 61X5.X.12.04, se o saldo for credor	(-) Provisão para Litígios Fiscais, se o saldo for credor
(+) 61X5.X.12.05, se o saldo for credor	(-) Provisão para Litígios Ambientais, se o saldo for credor
(+) 61X5.X.12.06, se o saldo for credor	(-) Provisão para Litígios Regulatórios, se o saldo for credor
(+) 61X5.X.12.07	(+) Provisão para Redução ao Valor Recuperável (subtração se Reversão Líquida)
(+) 61X5.X.12.99, se o saldo for credor	(-) Provisão - Outros, se o saldo for credor
(+) 61X5.X.15, do que superar 1% da Receita Bruta deduzida dos Tributos sobre a Receita	(-) Recuperação de Despesas, do que superar 1% da Receita Bruta deduzida dos Tributos sobre a Receita

QRR: Quota de Reintegração Regulatória ou Despesa de Depreciação Regulatória. Será o valor definido na última Revisão Tarifária Periódica - RTP, acrescido da variação monetária do Índice Geral de Preços do Mercado - IGP-M entre o mês anterior ao da RTP e o mês anterior ao do período de 12 (doze) meses da aferição de sustentabilidade econômico-financeira.

Dívida Líquida: Dívida Bruta deduzida dos Ativos Financeiros.

Dívida Bruta: Somatório de passivos formado por:

Código BMP	Descrição
(-) 2 X02	Empréstimos, Financiamentos e Debêntures
(-) 2 X04.1	Passivo Atuarial - Previdência Privada
(-) 2 X04.2	Passivo Atuarial - Demais Benefícios Pós-Emprego
(-) 2 X05.8	Parcelamentos de Tributos
(-) 2 X16	Instrumentos Financeiros Derivativos
(-) 2105 (parcial)	Tributos em Atraso
(-) 2X01 (parcial)	Custos Setoriais em Atraso e Renegociados.
(-) 2X08 (parcial)	Encargos Setoriais em Atraso e Renegociados.
(-) 2 X11	Passivos Financeiros Setoriais
(-) 2101.2 (parcial)	Suprimento de Energia Elétrica para Revenda - Curto Prazo sem cobertura tarifária
(-) 2101.4 (parcial)	Compra de Energia Elétrica para Revenda - Curto Prazo sem cobertura tarifária

Ativos Financeiros: Somatório de ativos formado por:

Código BMP	Descrição
1101	Caixa e Equivalentes de Caixa
1 X08	Investimentos Temporários
1 X16	Instrumentos Financeiros Derivativos
1 X11	Ativos Financeiros Setoriais
1119.1.09	Reembolsos do Fundo da CDE
1 X19.3	Benefícios Pós-Emprego

Selic: Taxa média anual ponderada e ajustada das operações de financiamento lastreadas em títulos públicos federais, calculada diariamente e apresentada no sítio do Banco Central do Brasil -http://www.bcb.gov.br/?SELICACUMUL. Neste endereço eletrônico, o Agente pode obter o fator acumulado correspondente aos 12 (doze) meses de competência. Para fins específicos do disposto na Subcláusulas Segunda, a Selic deverá ser limitada ao valor de 12,87% (doze inteiros e oitenta e sete centésimos por cento) ao ano, caso supere esse percentual.

ANNEX II

Presidência da República Casa Civil Subchefia para Assuntos Jurídicos

LEI Nº 12.783, DE 11 DE JANEIRO DE 2013.

Regulamento Mensagem de veto Conversão da Medida Provisória nº 579, de 2012 (Vide Medida Provisória nº 615, de 2013)

Dispõe sobre as concessões de geração, transmissão e distribuição de energia elétrica, sobre a redução dos encargos setoriais e sobre a modicidade tarifária; altera as Leis nos 10.438, de 26 de abril de 2002, 12.111, de 9 de dezembro de 2009, 9.648, de 27 de maio de 1998, 9.427, de 26 de dezembro de 1996, e 10.848, de 15 de março de 2004; revoga dispositivo da Lei no 8.631, de 4 de março de1993; e dá outras providências.

A PRESIDENTA DA REPÚBLICA Faço saber que o Congresso Nacional decreta e eu sanciono a seguinte Lei:

CAPÍTULO I

DA PRORROGAÇÃO DAS CONCESSÕES DE GERAÇÃO DE ENERGIA ELÉTRICA E DO REGIME DE COTAS

     Art. 1o A partir de 12 de setembro de 2012, as concessões de geração de energia hidrelétrica alcançadas pelo art. 19 da Lei nº 9.074, de 7 de julho de 1995, poderão ser prorrogadas, a critério do poder concedente, uma única vez, pelo prazo de até 30 (trinta) anos, de forma a assegurar a continuidade, a eficiência da prestação do serviço e a modicidade tarifária.

     § 1o A prorrogação de que trata este artigo dependerá da aceitação expressa das seguintes condições pelas concessionárias:

     I - remuneração por tarifa calculada pela Agência Nacional de Energia Elétrica - ANEEL para cada usina hidrelétrica;

     II - alocação de cotas de garantia física de energia e de potência da usina hidrelétrica às concessionárias e permissionárias de serviço público de distribuição de energia elétrica do Sistema Interligado Nacional - SIN, a ser definida pela Aneel, conforme regulamento do poder concedente;

     III - submissão aos padrões de qualidade do serviço fixados pela Aneel;

    IV - (VETADO);

    V - (VETADO).

     § 2o A distribuição das cotas de que trata o inciso II do § 1o e respectiva remuneração obedecerão a critérios previstos em regulamento, devendo buscar o equilíbrio na redução das tarifas das concessionárias e permissionárias de distribuição do SIN.

     § 3o As cotas de que trata o inciso II do § 1o serão revisadas periodicamente e a respectiva alocação às concessionárias e permissionárias de distribuição será formalizada mediante a celebração de contratos, conforme regulamento do poder concedente.

     § 4o Os contratos de concessão e de cotas definirão as responsabilidades das partes e a alocação dos riscos decorrentes de sua atividade.

     § 5o Nas prorrogações de que trata este artigo, os riscos hidrológicos, considerado o Mecanismo de Realocação de Energia - MRE, serão assumidos pelas concessionárias e permissionárias de distribuição do SIN, com direito de repasse à tarifa do consumidor final.

     § 6o Caberá à Aneel disciplinar a realização de investimentos que serão considerados nas tarifas, com vistas a manter a qualidade e continuidade da prestação do serviço pelas usinas hidrelétricas, conforme regulamento do poder concedente.

     § 7o O disposto neste artigo aplica-se às concessões de geração de energia hidrelétrica que, nos termos do art. 19 da Lei no 9.074, de 1995, foram ou não prorrogadas, ou que estejam com pedido de prorrogação em tramitação.

     § 8o O disposto nesta Lei também se aplica às concessões de geração de energia hidrelétrica destinadas à produção independente ou à autoprodução, observado o disposto no art. 2o.

     ~~§ 9o Vencido o prazo das concessões de geração hidrelétrica de potência igual ou inferior a 1 MW (um megawatt), aplica-se o disposto no art. 8º da Lei nº 9.074, de 1995.~~

     § 9o Vencido o prazo das concessões ou autorizações de geração hidrelétrica de potência igual ou inferior a 3 MW (três megawatts) aplica-se o disposto no art. 8o da Lei no 9.074, de 7 de julho de 1995. (Redação dada pela Lei nº 13.097, de 2015)

     § 10. Excepcionalmente, parcela da garantia física vinculada ao atendimento dos contratos de fornecimento alcançados pelo art. 22 da Lei no 11.943, de 28 de maio de 2009, não será destinada à alocação de cotas de garantia física de energia e de potência de que trata o inciso II do § 1o, visando à equiparação com a redução média de tarifas das concessionárias de distribuição do SIN.

     § 11. Na equiparação de que trata o § 10, deverá ser considerada a redução de encargos de que tratam os arts. 21, 23 e 24 desta Lei, de pagamento pelo uso do sistema de transmissão, e aquela decorrente da contratação de energia remunerada pela tarifa inicial de geração de que trata o art. 13 desta Lei.

     § 12. Caberá à Aneel a definição do procedimento de que tratam os §§ 10 e 11, conforme regulamento do poder concedente.

     Art. 2o As concessões de geração de energia hidrelétrica destinadas à autoprodução, cuja potência da usina seja igual ou inferior a 50 MW (cinquenta megawatts), poderão ser prorrogadas, a critério do poder concedente, uma única vez, pelo prazo de até 30 (trinta) anos.

     § 1o O disposto no art. 1o não se aplica às prorrogações de que trata o caput.

     § 2o Todo o excedente de energia elétrica não consumida pelas unidades consumidoras do titular da concessão de autoprodução será liquidado no mercado de curto prazo ao Preço de Liquidação de Diferenças - PLD.

     § 3o A receita auferida pela liquidação de que trata o § 2o poderá ser utilizada pelo autoprodutor no fomento a projetos de eficiência energética em suas instalações de consumo, durante todo o período da concessão.

     § 4o O disposto neste artigo também se aplica às concessões de geração de energia hidrelétrica destinadas à autoprodução, independentemente da potência, desde que não interligadas ao SIN.

     § 5o A prorrogação de que trata este artigo será feita a título oneroso, sendo o pagamento pelo uso do bem público revertido em favor da modicidade tarifária, conforme regulamento do poder concedente.

     Art. 3o Caberá à Aneel, conforme regulamento do poder concedente, instituir mecanismo para compensar as variações no nível de contratação das concessionárias e permissionárias de distribuição do SIN, decorrentes da alocação de cotas a que se refere o inciso II do § 1o do art. 1o.

     Parágrafo único. Ocorrendo excedente no montante de energia contratada pelas concessionárias e permissionárias de distribuição do SIN, haverá a cessão compulsória de Contrato de Comercialização de Energia no Ambiente Regulado - CCEAR, cujo suprimento já se tenha iniciado ou venha a se iniciar até o ano para o qual a cota foi definida, para a concessionária e permissionária de distribuição que tenha redução no montante de energia contratada.

     Art. 4o O poder concedente poderá autorizar, conforme regulamento, a ampliação de usinas hidrelétricas cujas concessões forem prorrogadas nos termos desta Lei, observado o princípio da modicidade tarifária.

     § 1o A garantia física de energia e potência da ampliação de que trata o caput será distribuída em cotas, observado o disposto no inciso II do § 1o do art. 1o.

     § 2o Os investimentos realizados para a ampliação de que trata o caput serão considerados nos processos tarifários.

     Art. 5o A partir de 12 de setembro de 2012, as concessões de geração de energia termelétrica poderão ser prorrogadas, a critério do poder concedente, uma única vez, pelo prazo de até 20 (vinte) anos, de forma a assegurar a continuidade, a eficiência da prestação do serviço e a segurança do sistema.

     § 1o A prorrogação de que trata o caput deverá ser requerida pela concessionária com antecedência mínima de 24 (vinte e quatro) meses do termo final do respectivo contrato de concessão ou ato de outorga.

     § 2o A partir da decisão do poder concedente pela prorrogação, a concessionária deverá assinar o contrato de concessão ou o termo aditivo no prazo de até 90 (noventa) dias contado da convocação.

     § 3o O descumprimento do prazo de que trata o § 2o implicará a impossibilidade da prorrogação da concessão, a qualquer tempo.

     § 4o A critério do poder concedente, as concessões de geração prorrogadas nos termos deste artigo poderão ser diretamente contratadas como energia de reserva.

CAPÍTULO II

DA PRORROGAÇÃO DAS CONCESSÕES DE TRANSMISSÃO E DISTRIBUIÇÃO DE ENERGIA ELÉTRICA

     Art. 6o A partir de 12 de setembro de 2012, as concessões de transmissão de energia elétrica alcançadas pelo § 5º do art. 17 da Lei nº 9.074, de 1995, poderão ser prorrogadas, a critério do poder concedente, uma única vez, pelo prazo de até 30 (trinta) anos, de forma a assegurar a continuidade, a eficiência da prestação do serviço e a modicidade tarifária.

     Parágrafo único. A prorrogação de que trata este artigo dependerá da aceitação expressa das seguintes condições pelas concessionárias:

     I - receita fixada conforme critérios estabelecidos pela Aneel; e

     II - submissão aos padrões de qualidade do serviço fixados pela Aneel.

     Art. 7o A partir de 12 de setembro de 2012, as concessões de distribuição de energia elétrica alcançadas pelo art. 22 da Lei nº 9.074, de 1995, poderão ser prorrogadas, a critério do poder concedente, uma única vez, pelo prazo de até 30 (trinta) anos, de forma a assegurar a continuidade, a eficiência da prestação do serviço, a modicidade tarifária e o atendimento a critérios de racionalidade operacional e econômica. (Regulamento)

     Parágrafo único. A prorrogação das concessões de distribuição de energia elétrica dependerá da aceitação expressa das condições estabelecidas no contrato de concessão ou no termo aditivo.

CAPÍTULO III

DA LICITAÇÃO

     Art. 8o As concessões de geração, transmissão e distribuição de energia elétrica que não forem prorrogadas, nos termos desta Lei, serão licitadas, na modalidade leilão ou concorrência, por até 30 (trinta) anos.

     § 1o A licitação de que trata o caput poderá ser realizada sem a reversão prévia dos bens vinculados à prestação do serviço.

     § 2o O cálculo do valor da indenização correspondente às parcelas dos investimentos vinculados a bens reversíveis, ainda não amortizados ou não depreciados, utilizará como base a metodologia de valor novo de reposição, conforme critérios estabelecidos em regulamento do poder concedente.

     § 3o Aplica-se o disposto nos §§ 1o ao 6o do art. 1o às outorgas decorrentes de licitações de empreendimentos de geração de que trata o caput, o disposto no parágrafo único do art. 6o, às concessões de transmissão, e o disposto no art. 7o, às concessões de distribuição.

     ~~§ 4º Ficam reduzidas a zero as alíquotas da Contribuição para o PIS/PASEP e da Contribuição para o Financiamento da Seguridade Social - COFINS incidentes sobre as indenizações a que se referem o § 2º. (Incluído pela Medida Provisória nº 612, de 2013)~~

     § 4o Ficam reduzidas a zero as alíquotas da Contribuição para o PIS/Pasep e da Contribuição para o Financiamento da Seguridade Social - COFINS incidentes sobre as indenizações a que se referem o § 2o. (Incluído pela Lei nº 12.844, de 2013)

     § 5o (VETADO). (Incluído pela Lei nº 12.844, de 2013)

     § 6o A licitação de que trata o caput poderá utilizar os critérios estabelecidos nos incisos I e II do caput do art. 15 da Lei no 8.987, de 13 de fevereiro de 1995, ou a combinação dos dois critérios. (Incluído pela Medida Provisória nº 688, de 2015)

     § 7o O pagamento pela outorga da concessão, a que se refere o inciso II do caput art. 15 da Lei nº 8.987, de 13 de fevereiro de 1995, será denominado, para fins da licitação de que trata o caput, bonificação pela outorga. (Incluído pela Medida Provisória nº 688, de 2015)

     § 8o A partir de data a ser estabelecida pelo Conselho Nacional de Política Energética - CNPE, a parcela da garantia física que não for destinada ao Ambiente de Contratação Regulada - ACR será de livre disposição do vencedor da licitação, não se aplicando a essa parcela o disposto no § 1o ao § 3o do art. 1o. (Incluído pela Medida Provisória nº 688, de 2015)

     § 9o Exclusivamente na parcela da garantia física destinada ao ACR, os riscos hidrológicos, considerado o Mecanismo de Realocação de Energia - MRE, serão assumidos pelas concessionárias e permissionárias de distribuição do SIN, com direito de repasse à tarifa do consumidor final. (Incluído pela Medida Provisória nº 688, de 2015)

     § 10. Caberá ao Ministério de Minas e Energia, entre outras competências, propor ao CNPE os seguintes parâmetros técnicos e econômicos: (Incluído pela Medida Provisória nº 688, de 2015)

     I - valores de bonificação pela outorga das concessões a serem licitadas; (Incluído pela Medida Provisória nº 688, de 2015)

     II - prazo e forma de pagamento; e (Incluído pela Medida Provisória nº 688, de 2015)

     III - nas licitações de geração: (Incluído pela Medida Provisória nº 688, de 2015)

     a) a parcela da garantia física destinada ao ACR dos empreendimentos de geração licitados nos termos deste artigo, observado o limite mínimo de setenta por cento destinado ao ACR, observado o disposto no § 3o; e (Incluída pela Medida Provisória nº 688, de 2015)

     b) a data de que trata o § 8o. (Incluída pela Medida Provisória nº 688, de 2015)

     § 11. Nos casos previstos nos incisos I e II do § 10, será ouvido o Ministério da Fazenda. (Incluído pela Medida Provisória nº 688, de 2015)

     Art. 9o Não havendo a prorrogação do prazo de concessão e com vistas a garantir a continuidade da prestação do serviço, o titular poderá, após o vencimento do prazo, permanecer responsável por sua prestação até a assunção do novo concessionário, observadas as condições estabelecidas por esta Lei.

     § 1o Caso não haja interesse do concessionário na continuidade da prestação do serviço nas condições estabelecidas nesta Lei, o serviço será explorado por meio de órgão ou entidade da administração pública federal, até

que seja concluído o processo licitatório de que trata o art. 8o.

     § 2o Com a finalidade de assegurar a continuidade do serviço, o órgão ou entidade de que trata o § 1o fica autorizado a realizar a contratação temporária de pessoal imprescindível à prestação do serviço público de energia elétrica, até a contratação de novo concessionário.

     § 3o O órgão ou entidade de que trata o § 1o poderá receber recursos financeiros para assegurar a continuidade e a prestação adequada do serviço público de energia elétrica.

     § 4o O órgão ou entidade de que trata o § 1o poderá aplicar os resultados homologados das revisões e reajustes tarifários, bem como contratar e receber recursos de Conta de Consumo de Combustíveis - CCC, Conta de Desenvolvimento Energético - CDE e Reserva Global de Reversão - RGR, nos termos definidos pela Aneel.

     § 5o As obrigações contraídas pelo órgão ou entidade de que trata o § 1o na prestação temporária do serviço serão assumidas pelo novo concessionário, nos termos do edital de licitação.

     § 6o O poder concedente poderá definir remuneração adequada ao órgão ou entidade de que trata o § 1o, em razão das atividades exercidas no período da prestação temporária do serviço público de energia elétrica.

     Art. 10. O órgão ou entidade responsável pela prestação temporária do serviço público de energia elétrica deverá:

     I - manter registros contábeis próprios relativos à prestação do serviço; e

     II - prestar contas à Aneel e efetuar acertos de contas com o poder concedente.

CAPÍTULO IV

DISPOSIÇÕES GERAIS

     Art. 11. As prorrogações referidas nesta Lei deverão ser requeridas pelo concessionário, com antecedência mínima de 60 (sessenta) meses da data final do respectivo contrato ou ato de outorga, ressalvado o disposto no art. 5o.

     § 1o Nos casos em que o prazo remanescente da concessão for inferior a 60 (sessenta) meses da publicação da Medida Provisória no 579, de 2012, o pedido de prorrogação deverá ser apresentado em até 30 (trinta) dias da data do início de sua vigência.

     § 2o A partir da decisão do poder concedente pela prorrogação, o concessionário deverá assinar o contrato de concessão ou o termo aditivo no prazo de até 30 (trinta) dias contados da convocação.

     § 3o O descumprimento do prazo de que trata o § 2o implicará a impossibilidade da prorrogação da concessão, a qualquer tempo.

     § 4o O contrato de concessão ou o termo aditivo conterão cláusula de renúncia a eventuais direitos preexistentes que contrariem o disposto nesta Lei.

     Art. 12. O poder concedente poderá antecipar os efeitos da prorrogação em até 60 (sessenta) meses do advento do termo contratual ou do ato de outorga.

     § 1o A partir da decisão do poder concedente pela prorrogação, o concessionário deverá assinar o contrato de concessão ou o termo aditivo, que contemplará as condições previstas nesta Lei, no prazo de até 30 (trinta) dias contados da convocação.

     § 2o O descumprimento do prazo de que trata o § 1o implicará a impossibilidade da prorrogação da concessão, a qualquer tempo.

     § 3o O concessionário de geração deverá promover redução nos montantes contratados dos CCEARs de energia existente vigentes, conforme regulamento.

     Art. 13. Na antecipação dos efeitos da prorrogação de que trata o art. 12, o poder concedente definirá, conforme regulamento, a tarifa ou receita inicial para os concessionários de geração, transmissão e distribuição.

     § 1o A Aneel realizará revisão extraordinária das tarifas de uso dos sistemas de transmissão para contemplar a receita a que se refere o caput.

     § 2o A Aneel procederá à revisão tarifária extraordinária das concessionárias de distribuição de energia elétrica, sem prejuízo do reajuste tarifário anual previsto nos contratos de concessão, para contemplar as tarifas a que se refere este artigo.

     Art. 14. Os prazos das concessões prorrogadas nos termos desta Lei serão contados:

     I - a partir do 1o (primeiro) dia subsequente ao termo do prazo de concessão; ou

     II - a partir do 1o (primeiro) dia do mês subsequente ao da assinatura do contrato de concessão ou termo aditivo, no caso de antecipação dos efeitos da prorrogação.

     Art. 15. A tarifa ou receita de que trata esta Lei deverá considerar, quando houver, a parcela dos investimentos vinculados a bens reversíveis, ainda não amortizados, não depreciados ou não indenizados pelo poder concedente, e será revisada periodicamente na forma do contrato de concessão ou termo aditivo.

     § 1o O cálculo do valor dos investimentos vinculados a bens reversíveis, ainda não amortizados ou não depreciados, para a finalidade de que trata o caput ou para fins de indenização, utilizará como base a metodologia de valor novo de reposição, conforme critérios estabelecidos em regulamento do poder concedente.

     § 2o Fica o poder concedente autorizado a pagar, na forma de regulamento, para as concessionárias que optarem pela prorrogação prevista nesta Lei, nas concessões de transmissão de energia elétrica alcançadas pelo § 5o do art. 17 da Lei no 9.074, de 1995, o valor relativo aos ativos considerados não depreciados existentes em 31 de maio de 2000, registrados pela concessionária e reconhecidos pela Aneel.

     § 3o O valor de que trata o § 2o será atualizado até a data de seu efetivo pagamento à concessionária pelo prazo de 30 (trinta) anos, conforme regulamento.

     § 4o A critério do poder concedente e para fins de licitação ou prorrogação, a Reserva Global de Reversão -RGR poderá ser utilizada para indenização, total ou parcial, das parcelas de investimentos vinculados a bens reversíveis ainda não amortizados ou não depreciados.

     § 5o As tarifas das concessões de geração de energia hidrelétrica e as receitas das concessões de transmissão de energia elétrica, prorrogadas ou licitadas nos termos desta Lei, levarão em consideração, dentre outros, os custos de operação e manutenção, encargos, tributos e, quando couber, pagamento pelo uso dos sistemas de transmissão e distribuição.

     § 6o As informações necessárias para o cálculo da parcela dos investimentos vinculados a bens reversíveis, ainda não amortizados ou não depreciados, das concessões prorrogadas nos termos desta Lei, que não forem apresentadas pelos concessionários, não serão consideradas na tarifa ou receita inicial, ou para fins de indenização.

     § 7o As informações de que trata o § 6o, quando apresentadas, serão avaliadas e consideradas na tarifa do concessionário a partir da revisão periódica, não havendo recomposição tarifária quanto ao período em que não foram consideradas.

     § 8o O regulamento do poder concedente disporá sobre os prazos para envio das informações de que tratam os §§ 6o e 7o.

     ~~§ 9º Ficam reduzidas a zero as alíquotas da Contribuição para o PIS/PASEP e da Contribuição para o Financiamento da Seguridade Social - COFINS incidentes sobre as indenizações a que se referem os §§ 1º e 2º.~~

~~(Incluído pela Medida Provisória nº 612, de 2013)~~

     § 9o Ficam reduzidas a 0 (zero) as alíquotas da Contribuição para o PIS/Pasep e da Contribuição para o Financiamento da Seguridade Social - COFINS incidentes sobre as indenizações a que se referem os §§ 1o e 2o. (Incluído pela Lei nº 12.844, de 2013)

     § 10. A tarifa ou receita de que trata o caput deverá considerar, quando couber, a parcela de retorno da bonificação pela outorga de que tratam os § 7o e § 10 do art. 8o, observada, para concessões de geração, a proporcionalidade da garantia física destinada ao ACR. (Incluído pela Medida Provisória nº 688, de 2015)

     Art. 16. O regulamento do poder concedente disporá sobre as garantias exigidas das concessionárias beneficiárias das prorrogações de que trata esta Lei.

CAPÍTULO V

DOS ENCARGOS SETORIAIS

     Art. 17. Fica a União autorizada a adquirir créditos que a Centrais Elétricas Brasileiras S.A. - ELETROBRAS detém contra a Itaipu Binacional.

     Parágrafo único. Para a cobertura dos créditos de que trata o caput, a União poderá emitir, sob a forma de colocação direta, em favor da Eletrobras, títulos da Dívida Pública Mobiliária Federal, cujas características serão definidas pelo Ministro de Estado da Fazenda, respeitada a equivalência econômica com o valor dos créditos.

     Art. 18. Fica a União autorizada a destinar os créditos objeto do art. 17 e os créditos que possui diretamente na Itaipu Binacional à Conta de Desenvolvimento Energético - CDE.

     Art. 19. Fica a União autorizada a celebrar contratos com a Eletrobras, na qualidade de Agente Comercializador de Energia de Itaipu Binacional, nos termos do art. 4o da Lei no 5.899, de 5 de julho de 1973, com a finalidade de excluir os efeitos da variação cambial da tarifa de repasse de potência de Itaipu Binacional, preservadas as atuais condições dos fluxos econômicos e financeiros da Eletrobras.

     Parágrafo único. Os pagamentos realizados pela Eletrobras correspondentes à aquisição dos serviços de eletricidade de Itaipu Binacional não serão alterados em função do disposto no caput, permanecendo integralmente respeitadas as condições previstas no Tratado celebrado em 26 de abril de 1973, entre o Governo da República Federativa do Brasil e o Governo da República do Paraguai, promulgado pelo Decreto Legislativo no 23, de 30 de maio de 1973.

     Art. 20. Ficam a Reserva Global de Reversão - RGR, de que trata o art. 4o da Lei no 5.655, de 20 de maio de 1971, e a Conta de Desenvolvimento Energético - CDE, de que trata o art. 13 da Lei no 10.438, de 26 de abril de 2002, autorizadas a contratar operações de crédito, com o objetivo de cobrir eventuais necessidades de indenização aos concessionários de energia elétrica, por ocasião da reversão das concessões ou para atender à finalidade de modicidade tarifária.

     § 1o A RGR e a CDE poderão utilizar parte do seu fluxo de recebimento futuro para amortizar a operação de que trata o caput.

     § 2o A Aneel considerará a parcela anual resultante da amortização da operação de que trata o caput, para efeito de cálculo das quotas anuais da CDE.

     § 3o As operações financeiras de que trata o caput poderão ter como garantia o fluxo futuro de recebimento da arrecadação da RGR e da CDE.

     Art. 21. Ficam desobrigadas, a partir de 1o de janeiro de 2013, do recolhimento da quota anual da RGR:

     I - as concessionárias e permissionárias de serviço público de distribuição de energia elétrica;

     II - as concessionárias de serviço público de transmissão de energia elétrica licitadas a partir de 12 de setembro de 2012; e

     III - as concessionárias de serviço público de transmissão e geração de energia elétrica prorrogadas ou licitadas nos termos desta Lei.

     Art. 22. Os recursos da RGR poderão ser transferidos à CDE.

     Art. 23. A Lei no 10.438, de 26 de abril de 2002, passa a vigorar com as seguintes alterações:

          “Art. 13. Fica criada a Conta de Desenvolvimento Energético - CDE visando ao desenvolvimento energético dos Estados, além dos seguintes objetivos:

          I - promover a universalização do serviço de energia elétrica em todo o território nacional;

          a) (revogada);

          b) (revogada);

          II - garantir recursos para atendimento da subvenção econômica destinada à modicidade da tarifa de fornecimento de energia elétrica aos consumidores finais integrantes da Subclasse Residencial Baixa Renda;

          III - prover recursos para os dispêndios da Conta de Consumo de Combustíveis -CCC;

          IV - prover recursos e permitir a amortização de operações financeiras vinculados à indenização por ocasião da reversão das concessões ou para atender à finalidade de modicidade tarifária;

          V - promover a competitividade da energia produzida a partir da fonte carvão mineral nacional nas áreas atendidas pelos sistemas interligados, destinando-se à cobertura do custo de combustível de empreendimentos termelétricos em operação até 6 de fevereiro de 1998, e de usinas enquadradas no § 2o do art. 11 da Lei no 9.648, de 27 de maio de 1998; e

          VI - promover a competitividade da energia produzida a partir de fontes eólica, termossolar, fotovoltaica, pequenas centrais hidrelétricas, biomassa, outras fontes renováveis e gás natural.

          § 1o Os recursos da CDE serão provenientes das quotas anuais pagas por todos os agentes que comercializem energia com consumidor final, mediante encargo tarifário incluído nas tarifas de uso dos sistemas de transmissão ou de distribuição, dos pagamentos anuais realizados a título de uso de bem público, das multas aplicadas pela Aneel a concessionárias, permissionárias e autorizadas, e dos créditos da União de que tratam os arts. 17 e 18 da Medida Provisória no 579, de 11 de setembro de 2012.

          § 2o O montante a ser arrecadado em quotas anuais da CDE calculadas pela Aneel corresponderá à diferença entre as necessidades de recursos e a arrecadação proporcionada pelas demais fontes de que trata o § 1o.

          § 3o As quotas anuais da CDE deverão ser proporcionais às estipuladas em 2012 aos agentes que comercializem energia elétrica com o consumidor final.

          § 4o O repasse da CDE a que se refere o inciso V do caput observará o limite de até 100% (cem por cento) do valor do combustível ao seu correspondente produtor, incluído o valor do combustível secundário necessário para assegurar a operação da usina, mantida a obrigatoriedade de compra mínima de combustível estipulada nos contratos vigentes na data de publicação desta Lei, a partir de 1o de janeiro de 2004, destinado às usinas termelétricas a carvão mineral nacional, desde que estas participem da otimização dos sistemas elétricos interligados, compensando-se os valores a serem recebidos a título da sistemática de rateio de ônus e vantagens para as usinas termelétricas de que tratam os §§ 1o e 2o do art. 11 da Lei no 9.648, de 1998, podendo a Aneel ajustar o percentual do reembolso ao gerador, segundo critérios que considerem sua rentabilidade competitiva e preservem o atual nível de produção da indústria produtora do combustível.

          § 5o A CDE será regulamentada pelo Poder Executivo e movimentada pela Eletrobras.

          § 6o Os recursos da CDE poderão ser transferidos à Reserva Global de Reversão -RGR e à Conta de Consumo de Combustíveis - CCC, para atender às finalidades dos incisos III e IV do caput.

          § 7o Os dispêndios para a finalidade de que trata o inciso V do caput serão custeados pela CDE até 2027.

          § 8o (Revogado).

          § 9o (Revogado).

          § 10. A nenhuma das fontes eólica, termossolar, fotovoltaica, pequenas centrais hidrelétricas, biomassa, gás natural e carvão mineral nacional poderão ser destinados anualmente recursos cujo valor total ultrapasse 30% (trinta por cento) do recolhimento anual da CDE, condicionando-se o enquadramento de projetos e contratos à prévia verificação, na Eletrobras, de disponibilidade de recursos.

          § 11. Os recursos da CDE poderão ser destinados a programas de desenvolvimento e qualificação de mão de obra técnica, no segmento de instalação de equipamentos de energia fotovoltaica.” (NR)

     Art. 24. Fica extinto o rateio do custo de consumo de combustíveis para geração de energia elétrica nos Sistemas Isolados, de que trata o § 3o do art. 1o da Lei no 8.631, de 4 de março de 1993.

CAPÍTULO VI

DISPOSIÇÕES FINAIS

     Art. 25. Os consumidores enquadrados nos arts. 15 e 16 da Lei no 9.074, de 7 de julho de 1995, e aqueles alcançados pelo disposto no § 5o do art. 26 da Lei no 9.427, de 26 de dezembro de 1996, poderão ceder, a preços livremente negociados, montantes de energia elétrica e de potência que sejam objeto de contratos de compra e venda registrados na Câmara de Comercialização de Energia Elétrica - CCEE, conforme diretrizes e condicionantes do Ministério de Minas e Energia e regulamentação da Aneel.

     Parágrafo único. A cessão de que trata o caput deste artigo não alterará os direitos e obrigações estabelecidos entre os vendedores e os compradores nos contratos originais de compra e venda de energia.

     Art. 26. Ficam convalidados todos os atos praticados na vigência da Medida Provisória no 579, de 11 de setembro de 2012.

     ~~Art. 26-A. As reduções de que tratam o § 4º do art. 8º e § 9º do art. 15 serão aplicadas às indenizações cujas obrigações de pagamento sejam assumidas pelo poder concedente em até cinco anos após a data de publicação desta Lei, alcançadas, inclusive, as parcelas dessas indenizações pagas depois do prazo. (Incluído pela Medida Provisória nº 612, de 2013) (Produção de efeito)~~

     Art. 26-A. As reduções de que tratam o § 4o do art. 8o e § 9o do art. 15 desta Lei, constantes dos arts. 21 da Medida Provisória no 612, de 4 de abril de 2013, serão aplicadas às indenizações cujas obrigações de pagamento sejam assumidas pelo poder concedente em até 5 (cinco) anos após a data de publicação desta Lei, alcançadas, inclusive, as parcelas dessas indenizações pagas depois do prazo. (Incluído pela Lei nº 12.844, de 2013) (Produção de efeito)

     Art. 27. A Lei no 12.111, de 9 de dezembro de 2009, passa a vigorar com a seguinte alteração:

        “Art. 3o ....................................................................................
        ..................................................................................................

           § 16. A quantidade de energia a ser considerada para atendimento ao serviço público de distribuição de energia elétrica nos Sistemas Isolados será limitada ao nível eficiente de perdas, conforme regulação da Aneel.” (NR)

     Art. 28. A Lei no 9.648, de 27 de maio de 1998, passa a vigorar com as seguintes alterações:

         “Art. 10..................................................................................
        ...................................................................................................

          § 3º O disposto neste artigo não se aplica à comercialização de energia elétrica gerada pela Itaipu Binacional e pela Eletrobras Termonuclear S.A. - ELETRONUCLEAR e à energia produzida pelas concessionárias de geração de energia hidrelétrica prorrogadas nos termos da Medida Provisória no 579, de 11 de setembro de 2012.

          .......................................................................................................” (NR)

     Art. 29. A Lei no 9.427, de 26 de dezembro de 1996, passa a vigorar com as seguintes alterações:

          “Art. 3o ........................................................................................
          ......................................................................................................

          XXI - definir as tarifas das concessionárias de geração hidrelétrica que comercializarem energia no regime de cotas de que trata a Medida Provisória no 579, de 11 de setembro de 2012.

         .........................................................................................................” (NR)

          “Art. 12............................................................................................

           § 1o A taxa de fiscalização, equivalente a 0,4% (quatro décimos por cento) do valor do benefício econômico anual auferido pelo concessionário, permissionário ou autorizado, será determinada pelas seguintes fórmulas:

           I - TFg = P x Gu

           onde:

           TFg = taxa de fiscalização da concessão de geração;

           P = potência instalada para o serviço de geração;

           Gu = 0,4% do valor unitário do benefício anual decorrente da exploração do serviço de geração;

           II - TFt = P x Tu

           onde:

           TFt = taxa de fiscalização da concessão de transmissão;

          P = potência instalada para o serviço de transmissão;

          Tu = 0,4% do valor unitário do benefício anual decorrente da exploração do serviço de transmissão;

          III - TFd = [Ed / (FC x 8,76)] x Du

          onde:

          TFd = taxa de fiscalização da concessão de distribuição;

          Ed = energia anual faturada com o serviço concedido de distribuição, em megawatt/hora;

          FC = fator de carga médio anual das instalações de distribuição, vinculadas ao serviço concedido;

          Du = 0,4% (quatro décimos por cento) do valor unitário do benefício anual decorrente da exploração do serviço de distribuição.

          .................................................................................................

          § 4o (VETADO).” (NR)

          “Art. 15................................................................................
          ................................................................................................

          II - no contrato que prorrogue a concessão existente, nas hipóteses admitidas na legislação vigente;

          ” (NR).......................................................................................

          “Art. 26................................................................................
          ................................................................................................

          § 5o O aproveitamento referido nos incisos I e VI do caput deste artigo, os empreendimentos com potência igual ou inferior a 1.000 kW (mil kilowatts) e aqueles com base em fontes solar, eólica e biomassa cuja potência injetada nos sistemas de transmissão ou distribuição seja menor ou igual a 50.000 kW (cinquenta mil kilowatts) poderão comercializar energia elétrica com consumidor ou conjunto de consumidores reunidos por comunhão de interesses de fato ou de direito, cuja carga seja maior ou igual a 500 kW (quinhentos kilowatts), observados os prazos de carência constantes dos arts. 15 e 16 da Lei no 9.074, de 7 de julho de 1995, conforme regulamentação da Aneel, podendo o fornecimento ser complementado por empreendimentos de geração associados às fontes aqui referidas, visando à garantia de suas disponibilidades energéticas, mas limitado a 49% (quarenta e nove por cento) da energia média que produzirem, sem prejuízo do previsto nos §§ 1o e 2o deste artigo.

          ...................................................................................................” (NR)

     Art. 30. A Lei no 10.848, de 15 de março de 2004, passa a vigorar com as seguintes alterações, renumerando-se o parágrafo único do art. 18 para § 1o:

          “Art. 2o......................................................................................................

          § 2o....................................................................
          ...............................................................................

          II - para a energia elétrica proveniente de empreendimentos de geração existentes, início de entrega no ano subsequente ao da licitação e prazo de suprimento de no mínimo um e no máximo 15 (quinze) anos;

          ............................................................................

          § 2o-A. Excepcionalmente, no ano de 2013, o início de entrega poder-se-á dar no ano da licitação, para a energia elétrica proveniente de empreendimentos de geração existentes.

          ..............................................................................

          § 8o.......................................................................

          ..............................................................................

          II - ........................................................................

          .............................................................................

          e) empreendimentos de geração cuja concessão foi prorrogada ou licitada nos termos da Medida Provisória no 579, de 11 de setembro de 2012.

          .......................................................................” (NR)

          “Art. 18....................................................................

          .......................................................................

          III - (VETADO).

          § 1o.......................................................................

          § 2o (VETADO).” (NR)

     Art. 31. (VETADO).

     Art. 32. Esta Lei entra em vigor na data de sua publicação. Art. 33. Ficam revogados: I - o art. 8o da Lei no 8.631, de 4 de março de 1993;

     II - os §§ 8o e 9o do art. 13 da Lei no 10.438, de 26 de abril de 2002; e

     III - o art. 13 da Lei no 12.111, de 9 de dezembro de 2009.

     Brasília, 11 de janeiro de 2013; 192o da Independência e 125o da República.

DILMA ROUSSEFF
Nelson Henrique Barbosa Filho
Edison Lobão
Luís Inácio Lucena Adams

Este texto não substitui o publicado no DOU de 14.1.2013

*

ANNEX III

Presidência da República Casa Civil Subchefia para Assuntos Jurídicos

DECRETO Nº 8.461, DE 2 DE JUNHO DE 2015

Regulamenta a prorrogação das concessões de distribuição de energia elétrica, de que trata o art. 7[o] da Lei no 12.783, de 11 de janeiro de 2013, e o art. 4[o]-B da Lei no 9.074, de 7 de julho de 1995.

     A PRESIDENTA DA REPÚBLICA, no uso da atribuição que lhe confere o art. 84, caput, inciso IV, da Constituição, e tendo em vista o disposto nas Leis no 8.987, de 13 de fevereiro de 1995, no 9.074, de 7 de julho de 1995, no 12.767, de 27 de dezembro de 2012, no 12.783, de 11 de janeiro de 2013, e no Decreto no 7.805, de 14 de setembro de 2012,

     DECRETA:

     Art. 1o O Ministério de Minas e Energia poderá prorrogar as concessões de distribuição de energia elétrica alcançadas pelo art. 7o da Lei no 12.783, de 11 de janeiro de 2013, por trinta anos, com vistas a atender aos seguintes critérios:

     I - eficiência com relação à qualidade do serviço prestado;

     II - eficiência com relação à gestão econômico-financeira;

     III - racionalidade operacional e econômica; e IV - modicidade tarifária.

     § 1o A prorrogação das concessões de distribuição de energia elétrica dependerá da aceitação expressa pela concessionária das condições estabelecidas no contrato de concessão ou no termo aditivo ao contrato de concessão.

     § 2o A eficiência com relação à qualidade do serviço prestado de que trata o inciso I do caput será mensurada por indicadores que considerem a frequência e a duração média das interrupções do serviço público de distribuição de energia elétrica.

     § 3o A eficiência com relação à gestão econômico-financeira de que trata o inciso II do caput será mensurada por indicadores que apurem a capacidade de a concessionária honrar seus compromissos econômico-financeiros de maneira sustentável.

     § 4o O atendimento aos critérios previstos nos incisos I e II do caput poderá ser alcançado pela concessionária no prazo máximo de cinco anos, contado a partir do ano civil subsequente à data de celebração do contrato de concessão ou do termo aditivo, devendo ser cumpridas metas anuais definidas por trajetórias de melhoria contínua, estabelecidas a partir do maior valor entre os limites a serem definidos pela Agência Nacional de Energia Elétrica -Aneel e os indicadores apurados para cada concessionária no ano civil anterior à celebração do contrato de concessão ou do termo aditivo.

     § 5o Cabe à Aneel apurar e dar publicidade quanto ao cumprimento das metas anuais de que trata o § 4o.

     § 6o O atendimento ao critério de racionalidade operacional e econômica de que trata o inciso III do caput pelas concessionárias cujos mercados sejam inferiores a 500 GWh/ano deverá considerar os parâmetros técnicos, econômicos e operacionais e a estrutura dos mercados atendidos de concessionárias do mesmo porte e condição, observadas as demais disposições da legislação e regulamentação vigentes, observando:

     I - o desconto na Tarifa de Uso do Sistema de Distribuição, concedido pelas supridoras às suas supridas, será reduzido à razão de vinte por cento ao ano após a prorrogação da concessão; e

     II - transcorridos cinco anos a partir da prorrogação da concessão, eventuais alterações nas tarifas decorrentes da aplicação dos parâmetros técnicos, econômicos e operacionais referidos acima dar-se-ão de forma progressiva nos processos ordinários de revisão tarifária.

     § 7~~º~~ O atendimento ao critério de modicidade tarifária de que trata o inciso IV do caput observará as disposições do inciso XI do caput do art. 3~~º~~ da Lei n~~º~~ 9.427, de 26 de dezembro de 1996, e do inciso VII do caput do art. 13 da Lei n~~º~~ 10.438, de 26 de abril de 2002.

     § 8o Não será dado tratamento tarifário diferenciado em função das condições exigidas para a prorrogação das concessões.

     Art. 2~~º~~ A Aneel definirá a minuta do contrato de concessão ou do termo aditivo que contemplará as condições previstas neste Decreto.

     Parágrafo único. O contrato de concessão ou o termo aditivo deverão conter cláusulas que:

     I - assegurem a sustentabilidade econômico-financeira das concessionárias e especifiquem diretrizes para o fortalecimento da governança corporativa e parâmetros mínimos de indicadores econômico-financeiros, inclusive de obrigação de aporte de capital por parte dos controladores; e

     II - estabeleçam mecanismos visando à eficiência energética e à modernização das instalações.

     Art. 3~~º~~ O descumprimento das metas anuais de que trata o § 4~~º~~ do art. 1~~º~~ poderá resultar em obrigações de aporte de capital por parte dos sócios controladores da concessionária.

     Art. 4o A inadimplência da concessionária decorrente do descumprimento de uma das metas anuais de que trata o § 4~~º~~ do art. 1~~º~~ por dois anos consecutivos ou de qualquer dessas metas ao final do prazo de cinco anos acarretará a extinção da concessão, observadas as disposições deste artigo e do contrato de concessão ou do termo aditivo.

     § 1~~º~~ A concessionária poderá apresentar plano de transferência do controle societário como alternativa à extinção da concessão.

     § 2~~º~~ O plano de transferência de controle societário deverá demonstrar a viabilidade da troca de controle e o benefício dessa medida para a adequação do serviço prestado.

     § 3~~º~~ A aprovação do plano de transferência de controle societário pela Aneel suspenderá o processo de extinção da concessão.

     § 4~~º~~ A transferência do controle societário deverá ser concluída no prazo de doze meses, prorrogável por igual período em caso de comprovada justificativa, e ensejará o arquivamento do processo de extinção da concessão.

     § 5~~º~~ Verificado o não cumprimento do plano de transferência de controle societário pela concessionária ou a sua não aprovação pela Aneel, será retomado o processo de extinção da concessão e caberá à Aneel instruir o processo e o encaminhar ao Ministério de Minas e Energia, com sua manifestação.

     Art. 5o As concessões de distribuição de energia elétrica não prorrogadas ou que tenham sido objeto de extinção serão licitadas nos termos da Lei no 12.783, de 2013, pela Aneel, conforme diretrizes do Ministério de Minas e Energia.

     § 1o A licitação será realizada sem reversão prévia dos bens.

     § 2o A indenização a ser paga à antiga concessionária, em função do valor dos investimentos dos bens reversíveis ainda não depreciados, será calculada pela Aneel com base no Valor Novo de Reposição - VNR e considerará a depreciação acumulada a partir da data de entrada em operação da instalação, em conformidade com os critérios do Manual de Contabilidade do Setor Elétrico - MCSE.

     Art. 6o Para assegurar a prestação adequada do serviço de distribuição, a Aneel poderá intervir, nos termos da Lei no 12.767, de 27 de dezembro de 2012, até a conclusão do processo licitatório previsto no art. 5o.

     Art. 7o Cabe à Aneel instruir os processos de prorrogação das concessões de que trata este Decreto com as minutas de contrato de concessão ou de termo aditivo e encaminhá-los para decisão do Ministério de Minas e Energia quanto à prorrogação.

     § 1o Para o encaminhamento a que se refere o caput, a Aneel observará o disposto no art. 2o do Decreto no 7.805, de 14 de setembro de 2012.

     § 2o Após a decisão do Ministério de Minas e Energia pela prorrogação da concessão, a concessionária terá prazo de trinta dias para celebrar o contrato de concessão ou o termo aditivo, contado da convocação para fazê-lo.

     Art. 8o Os critérios de reagrupamento de áreas de concessão atendidas por concessionárias de distribuição de energia elétrica sujeitas a controle societário comum, nos termos do art. 4~~º~~-B da Lei n~~º~~ 9.074, de 7 de julho de 1995, inclusive o tratamento tarifário da nova área de concessão, serão definidos em ato da Aneel.

     Art. 9o Este Decreto entra em vigor na data de sua publicação.

     Brasília, 2 de junho de 2015; 194o da Independência e 127o da República.

DILMA ROUSSEFF
Eduardo Braga

Este texto não substitui o publicado no DOU de 3.6.2015

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 3, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.